Exhibit 10.1

**QUOTA SHARE
REINSURANCE AGREEMENT**
between

MADISON NATIONAL LIFE INSURANCE COMPANY, INC.
Madison, Wisconsin
(herein referred to as the "Company")
and

INDEPENDENCE AMERICAN INSURANCE COMPANY
a Delaware corporation
(herein referred to as the "Reinsurer")

_____

In consideration of the promises set forth in this Agreement, the parties agree as follows:

Article I -   SCOPE OF AGREEMENT

As a condition precedent to the Reinsurer's obligations under this Agreement, the Company shall cede to the Reinsurer the business described in this Agreement, and the Reinsurer shall accept such business as reinsurance from the Company.

This Agreement is comprised of General Articles I through XX and the Exhibit(s) listed below and each Exhibit which may be made a part of this Agreement. The terms of the General Articles and of the Exhibit(s) shall determine the rights and obligations of the parties. The terms of the General Articles shall apply to each Exhibit unless specifically amended therein. In the event of termination of all the Exhibits made a part of this Agreement, the General Articles shall automatically terminate when the liability of the Reinsurer under said Exhibits ceases.

EXHIBIT A
Business Produced by Paradigm Insurance Group, Inc.

EXHIBIT B
Business Produced by Cap Risk LLC

EXHIBIT C
Business Produced by Coastal Reinsurance Management LLC

EXHIBIT D
Business Produced by Delta Risk Management, LLC

EXHIBIT E
Business Produced by US Underwriting Services LLC

EXHIBIT F
Business Produced by ASG Risk Management, Inc.

EXHIBIT G
Business Produced by IC West Underwriting Services LLC

EXHIBIT H
Business Produced by Majestic Underwriters, Inc.

EXHIBIT I
Business Produced by Voorhees Risk Management LLC d.b.a Marlton Risk Group

EXHIBIT J
Business Produced by IndependenceCare Underwriting Services – Southwest LLC

EXHIBIT K
Business Produced by IndependenceCare Underwriting Services – Minneapolis LLC

EXHIBIT L
Business Produced by the Company

EXHIBIT M
Business Produced by Excess Benefits, Inc.

EXHIBIT N
Business Produced by IndependenceCare Underwriting Services, MidAtlantic, LLC

EXHIBIT O
Business Produced by Insurers Administrative Corporation

EXHIBIT P
Business Produced by Health Plan Administrators, Inc.

EXHIBIT Q
Business Produced by J. Allan Hall & Associates, Inc./AJ Underwriters, LLC

EXHIBIT R
Business Produced by National General Underwriters, Inc.

EXHIBIT S
Business Produced by Employers Direct Health

EXHIBIT T
Business Produced by JB Murphy Associates LLC

EXHIBIT U
Business Produced by Risk Assessment Strategies, Inc.

EXHIBIT V
Business Produced by Alliance Underwriters, LLC

EXHIBIT W
Business Produced by AJU Underwriters, LLC

EXHIBIT X
Business Produced by FCE Benefit Administrators. Inc.

EXHIBIT Y
Company's liability as defined in Section 1 of Exhibit Y

Article II -   PARTIES TO THE AGREEMENT

This Agreement is solely between the Company and the Reinsurer. Performance of the obligations of each party under this Agreement shall be rendered solely to the other party. However, if the Company becomes insolvent, the liability of the Reinsurer shall be modified to the extent set forth in the article entitled INSOLVENCY OF THE COMPANY. In no instance shall any insured of the Company or any claimant against an insured of the Company have any rights under this Agreement. This Agreement shall be binding upon the parties hereto, their heirs and successors, if any.

Article III -   BASIS OF REINSURANCE

Automatic reinsurance as provided in this Agreement shall apply to benefits payable under all Policies issued according to the rates and underwriting rules in use by the Company and approved by the Reinsurer. Any subsequent modifications must be acceptable to both the Company and the Reinsurer.

Subject to any limitations listed in this Article, the liabilities of the Reinsurer to the Company shall be determined in accordance with the Company's original Policies issued in connection with the coverage giving rise to reinsurance. Upon request, the Company shall furnish the Reinsurer with a copy of the Policies under which reinsurance may be ceded under this Agreement. The Company shall advise the Reinsurer of any changes in such Policy form that would increase or adversely affect the Reinsurer's liability. The Reinsurer's approval shall be required before any such changes take effect. The Reinsurer shall have the right to accept or exclude the change from coverage under the terms and conditions of this Agreement. However, the Reinsurer must provide coverage and may not disapprove a change in such Policy form if such change is required for the Company to comply with legal requirements.

The Company will have final underwriting and binding authority on all business produced and covered hereunder.

Article IV -   GENERAL DEFINITIONS

    (a)   The term "Policy" or "Policies" shall mean aggregate and specific stop loss insurance, provider excess insurance, and any other contracts issued to managed care organizations.

    (b)   The term "Agreement Year" shall have the meaning set forth in the applicable Exhibit.

Article V -   TERRITORY

This Agreement shall only apply to Policies issued to insureds domiciled in the United States of America, its territories and possessions, Puerto Rico, and the District of Columbia.

Article VI -   REINSURANCE PREMIUM REPORTS AND REMITTANCES

The monthly reinsurance premium due the Reinsurer for reinsurance provided under this Agreement shall be as set forth in the section entitled REINSURANCE PREMIUM of each Exhibit attached hereto.

Within 60 days after the end of each month, the Company shall report the premium due the Reinsurer, segregated by Exhibit and by Agreement Year. The premium due the Reinsurer shall be submitted with this report.

Article VII -   ACCOUNTS AND SETTLEMENTS

The Company will furnish the Reinsurer with a summary account within 60 days after the close of each month showing, for each Exhibit and each Agreement Year:

    (a)   **Gross Written Premium**
        Premium for the business reinsured by the applicable Exhibit as stated in the Policy;

    (b)   **Gross Collected Premium**
        Gross Written Premium remitted to the Company to date;

    (c)   **Return Premium**
        Any premium returned to the employer group excluding premium refund.

    (d)   **Net Risk Premium**
        Gross Collected Premium less all Return Premium less ceding allowance.

    (e)   **Company Fee**
        Fee on Gross Collected Premium collected for each Agreement Year;

(f) **Losses and Loss Adjustment Expenses**
Losses and loss adjustment expenses paid by the Company;

(g) **Claims Fund Balances**
Net Risk Premium withheld for the funding of losses between monthly settlement periods in accordance with the section entitled CLAIMS FUND of the applicable Exhibit;

(h) **Incurred Losses**
Losses and Loss Adjustment Expenses plus Loss Development Reserves plus Outstanding Loss Reserves.

(i) **Interest Earned on Claims Fund**
Investment income credited to the Reinsurer by the Company for its proportional share of case balances held by the Company in accordance with the section entitled CLAIMS FUND of the applicable Exhibit. For purposes of this Agreement, interest income will be determined by the actual interest earned on the account;

(j) **Loss Development Reserves**
Reserves, including incurred but not reported losses for the current Agreement Year;

(k) **Outstanding Loss Reserves**
Reserves for losses in the course of settlement and pended for the current Agreement Year;

In addition, the Company shall furnish such other information as may be required by the Reinsurer for the completion of the Reinsurer's monthly and annual statements.

Article VIII -   CLAIMS

All claims paid by the Company within the terms of its Policies, and otherwise within the terms of this Agreement, shall be binding upon the Reinsurer, and the Reinsurer agrees to pay its proportion of each such claim in accordance with the provisions of the applicable Exhibit, and strictly subject to the terms and conditions of this Agreement.

In the event of a claim against a Policy reinsured hereunder, the Reinsurer shall be liable for a share of claims adjustment expenses incurred by the Company in connection therewith proportionate to the Reinsurer's share of the loss (including litigation expenses and interest on judgments, but not including office expenses or salaries of the Company's regular employees).

Recoveries from subrogation, coordination of benefits, and from any form of excess or catastrophic reinsurance which protects the Company against claims the subject matter of this Article, other than recoveries from underlying quota share reinsurance the Company may purchase on the amount it retains under this Agreement, shall first be deducted in determining the amount of loss subject to this Agreement.

In no event, except as for in the following sentence, shall the Reinsurer participate in ex gratia payments made by the Company. The Company shall notify the Reinsurer of its intent to make an ex gratia payment as soon as practical. The Reinsurer then has the obligation to notify the Company, in writing, of its decision to concur or not concur in the Company's intention. If the Reinsurer concurs with the Company's intention, 100% of the ex gratia payment shall be considered a subject loss hereunder, and payment thereof will be shared by the Company and the Reinsurer in the proportions which govern this Agreement.

Article IX - CLAIMS AUDIT

The Company and the Reinsurer may, at any time, elect to appoint an independent auditor. This appointment shall be subject to approval by the Reinsurer. Upon approval, the Reinsurer agrees to pay its proportionate share of the cost of such audit as well as its proportionate share of the final claim.

In the event that a claim may be recoverable hereon and the Company does not elect to appoint an independent auditor, the Reinsurer reserves the right to appoint an independent auditor to investigate the potential claim. Should the Reinsurer appoint an independent auditor, all costs of this audit shall be borne by the Reinsurer. The Company agrees that the amount of any claim subsequently recovered upon shall be based entirely on the audited figures irrespective of whether or not the independent auditor has reduced the initial claim.

Article X - OFFSET

The Company or the Reinsurer shall have, and may exercise at any time and from time to time, the right to offset any balance or balances, whether on account of premiums or on account of losses or otherwise, due from one party to the other under the terms of this Agreement or, in the event of the Insolvency of the Company, any other Agreement heretofore or hereafter entered into between the Company and the Reinsurer. However, in the event of the insolvency of either party hereto, offset will only be allowed in accordance with applicable state law.

Article XI - INSPECTION OF RECORDS

The Company shall allow the Reinsurer to inspect, at reasonable times, the records of the Company relevant to the business reinsured under this Agreement, including the Company's files concerning claims, losses, or legal proceedings which involve or are likely to involve the Reinsurer. The Reinsurer's right of inspection shall continue after the termination of this Agreement.

Article XII -   EXTRA CONTRACTUAL OBLIGATIONS

In no event, except as for in the following paragraph, shall the Reinsurer participate in punitive or compensatory damages or statutory penalties (hereinafter called "Extra Contractual Obligations") which are awarded against the Company as a result of an act, omission, or course of conduct committed by or on behalf of the Company in connection with the insurance reinsured under this Agreement.

The Company shall notify the Reinsurer of any impending claim likely to involve Extra Contractual Obligations as soon as practical after the Company has been notified of such claim, and such notification shall include a suggested course of action or inaction for the Reinsurer's review. The Reinsurer then has the obligation to notify the Company, in writing, of its decision to concur or not concur in the Company's suggested actions to be taken, or not taken. If the Reinsurer concurs with the Company's action, 100% of the Extra Contractual Obligations shall be added to the Company's loss, if any, under the Policy involved, and payment of such awarded damages will be shared by the Company and the Reinsurer in the proportions which govern this Agreement.

The Company shall not participate in extra-contractual damages which are awarded as a result of an act, omission, or course of conduct committed solely by the Reinsurer in connection with the insurance reinsured under this Agreement.

For purposes of this provision, the following definitions shall apply:

(a) "Punitive damages" are those damages awarded as a penalty, the amount of which is not governed nor fixed by statute.

(b) "Statutory penalties" are those amounts which are awarded as a penalty but fixed in amount by statute.

(c) "Compensatory damages" are those amounts awarded to compensate for the actual damages sustained and are not awarded as a penalty nor fixed in amount by statute.

The language of this Article shall be deemed effective only as and to the extent permitted by the law of any applicable jurisdiction.

An Extra Contractual Obligation shall be deemed to have occurred on the same date as the loss covered or alleged to be covered under the Policy.

Notwithstanding anything stated herein, this Agreement shall not apply to any Extra Contractual Obligation incurred by the Company as a result of any fraudulent and/or criminal act by a member of the board of directors, or by any officer, director or other employee of the Company acting individually or collectively or in collusion with any individual or corporation or any other organization or party involved in the presentation, defense, or settlement of any claim covered hereunder.

Article XIII - ERRORS AND OMISSIONS

Inadvertent delays, errors or omissions made in connection with this Agreement or any transaction hereunder shall not relieve either party from any liability which would have attached had such delay, error or omission not occurred, provided always that such delay, error or omission will be rectified as soon as possible after discovery.

Article XIV - CURRENCY

All retentions and limits hereunder are expressed in United States dollars and all premium and loss payments shall be made in United States currency.

Article XV - INSOLVENCY OF THE COMPANY

In the event of Insolvency of the Company, all reinsurance made, ceded, renewed or otherwise becoming effective under this Agreement shall be payable by the Reinsurer directly to the Company or to its liquidator, receiver, or statutory successor on the basis of the liability on the Company under the Policy or Policies reinsured without diminution because of the insolvency of the Company. It is understood, however that in the event of the insolvency of the Company, the liquidator or receiver or statutory successor of the insolvent Company shall given written notice of the pendency of such claim the Reinsurer may investigate such claim and interpose, at its own expense, in the proceeding where such claim is to be adjudicated any defense or defenses which it may deem available to the Company or its liquidator or statutory successor.

Article XVI - ARBITRATION

All unresolved differences of opinion between the Company and the Reinsurer relating to this Agreement, including its formation and validity, shall be submitted to arbitration consisting of one arbitrator chosen by the Company, one arbitrator chosen by the Reinsurer, and a third arbitrator chosen by the first two arbitrators.

The party demanding arbitration shall communicate its demand for arbitration to the other party by registered or certified mail, identifying the nature of the dispute and the name of its arbitrator, and the other party shall then be bound to name its arbitrator within 60 days after receipt of the demand.

Failure or refusal of the other party to so name its arbitrator shall empower the demanding party to name the second arbitrator. If the first two arbitrators are unable to agree upon a third arbitrator after the second arbitrator is named, each arbitrator shall name three candidates, two of whom shall be declined by the other arbitrator, and the choice shall be made between the two remaining candidates by drawing lots. The arbitrators shall be impartial and shall be active or retired officers of life and/or health insurance or reinsurance companies.

The arbitrators shall adopt their own rules and procedures and are relieved from judicial formalities. In addition to considering the rules of law and the customs and practices of the insurance and reinsurance business, the arbitrators shall make their award with a view to effecting the intent of this Agreement.

The decision of the majority of the arbitrators shall be in writing and shall be final and binding upon the parties.

Each party shall bear the cost of its own arbitrator and shall jointly and equally bear with the other party the expense of the third arbitrator and other costs of the arbitration. In the event both arbitrators are chosen by one party, the fees of all arbitrators shall be equally divided between the parties.

The arbitration shall be held at the times and places agreed upon by the arbitrators.

Article XVII - SEVERABILITY

If any part, term, or provision of this Agreement shall be held void, illegal, or unenforceable, the validity of the remaining portion or portions shall not be affected thereby.

Article XVIII - CONFIDENTIALITY

Except as otherwise provided herein, the Company and the Reinsurer each agree that all information communicated to it by the other, whether before the effective date or during the term of this Agreement, shall be used only for purposes of this Agreement, shall be received in strict confidence, and that no such information shall be disclosed by the recipient party, its agent or employees without the prior written consent of the other party. Each party agrees to take all reasonable precautions to prevent the disclosure to outside parties of such information, except as may be necessary by reason of legal, accounting or regulatory requirements beyond the reasonable control of the Company or the Reinsurer as the case may be and except for disclosure to the Reinsurer's retrocessionaires.

Article XIX - AUTHORIZED REINSURERS

A. If the Reinsurer is unauthorized in any state of the United States of America or the District of Columbia, the Reinsurer agrees to fund its share of the Company's ceded outstanding loss and claims adjustment expense reserves (including incurred but not reported loss reserves), less the amount held on behalf of the Company in any claims fund, and in accordance with this Agreement, by:

1. Clean, irrevocable and unconditional letters of credit issued and confirmed, if confirmation is required by the insurance regulatory authorities involved, by a bank or banks meeting

the NAIC Securities Valuation Office credit standards for issuers of letters of credit and acceptable to said insurance regulatory authorities; and/or

2. Escrow accounts for the benefit of the Company; and/or

3. Cash advances;

    if, without such funding, a penalty would accrue to the Company on any financial statement it is required to file with the insurance regulatory authorities involved. The Reinsurer, at its sole option, may fund in other than cash if its method and form of funding are acceptable to the insurance regulatory authorities involved.

B. With regard to funding in whole or in part by letters of credit, it is agreed that each letter of credit will be in a form acceptable to insurance regulatory authorities involved, will be issued for a term of at least one year and will include an "evergreen clause," which automatically extends the term for at least one additional year at each expiration date unless written notice of non-renewal is given to the Company not less than 30 days prior to said expiration date. The Company and the Reinsurer further agree, notwithstanding anything to the contrary in this Contract, that said letters of credit may be drawn upon by the Company or its successors in interest at any time, without diminution because of the insolvency of the Company or the Reinsurer, but only for one or more of the following purposes:

1. To reimburse itself for the Reinsurer's share of losses and/or claims adjustment expenses paid under the terms of policies reinsured hereunder, unless paid in cash by the Reinsurer;

2. To reimburse itself for the Reinsurer's share of any other amounts claimed to be due hereunder, unless paid in cash by the Reinsurer;

3. To fund a cash account in an amount equal to the Reinsurer's share of any ceded outstanding loss and claims adjustment expense reserves (including incurred but not reported loss reserves), less the amount held in the claims fund, funded by means of a letter of credit which is under non-renewal notice, if said letter of credit has not been renewed or replaced by the Reinsurer 10 days prior to its expiration date;

4. To refund to the Reinsurer any sum in excess of the actual amount required to fund the Reinsurer's share of the Company's ceded outstanding loss and claims adjustment expense reserves (including incurred but not reported loss reserves), less the amount held in the claims fund, if so requested by the Reinsurer.

    In the event the amount drawn by the Company on any letter of credit is in excess of the actual amount required for B(1) or B(3), or in the case of B(2), the actual amount determined to be due, the Company shall promptly return to the Reinsurer the excess amount so drawn.

[**Signature page follows**.]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed in duplicate,

this 3rd day of March, 2008,


MADISON NATIONAL LIFE INSURANCE COMPANY, INC.

/s/ Thomas A. Gibbons
Authorized Signatory


Attest: **/s/ Alison Galante**

and this 3rd day of March, 2008,


INDEPENDENCE AMERICAN INSURANCE COMPANY

/s/ David T. Kettig
Authorized Signatory


Attest: **/s/ Alison Galante**

EXHIBIT A

Attached to and made a part of
Agreement of Reinsurance
(the "Agreement")
_____

Section 1 - BUSINESS SUBJECT TO THIS EXHIBIT

This Exhibit shall solely apply to the Company's liability in connection with business directly produced by Paradigm Insurance Group, Inc.

Section 2 - DEFINITIONS

Except as otherwise defined in this Exhibit, defined terms used herein shall have the meanings ascribed thereto in the Agreement.

The term "Agreement Year" shall mean such period as the parties may from time to time determine; provided the first Agreement Year under this Agreement shall be the period from April 1, 2002 through March 31, 2003.

Section 3 - COMMENCEMENT AND TERMINATION

This Exhibit shall apply to Policies issued or renewed by the Company or its representative at or after 12:01 A.M. Eastern Standard Time on April 1, 2002, and remain in force until December 31, 2014, but the Reinsurer shall have the right to terminate this Exhibit as of the end of any Agreement Year thereafter by giving at least 90 days written notice by certified or registered mail.

In the event either party terminates this Exhibit in accordance with the paragraph above, the Reinsurer shall participate in all Policies ceded within the terms of this Exhibit, including those written or renewed by the Company after receipt of notice of cancellation but prior to termination, and shall remain liable for all cessions in force at termination of this Exhibit. However, the liability of the Reinsurer shall cease with respect to losses occurring subsequent to the first anniversary, natural expiration or cancellation of each Policy ceded, but not to extend beyond twelve months after such termination.

If any Policy issued by the Company and covered by this Exhibit is terminated, the reinsurance shall also be terminated with respect to such Policy, subject, however, to any liability of the Company under the terminated Policy not to extend beyond the contractual obligations of such Policy.

In the event of non-payment of Reinsurance Premiums due under this Exhibit, the Reinsurer shall have the right to terminate reinsurance under this Exhibit. If the Reinsurer elects to exercise its right of termination under such conditions, i.e., for nonpayment of premiums only, the Reinsurer shall give the Company 30 days' prior written notice by certified or registered mail of its intention to terminate such reinsurance. If all Reinsurance Premiums in arrears, including any which may become due during the 30 day period are not received by the Reinsurer before the expiration of such period, this Exhibit will be considered terminated on the date for which premiums were last paid, and the liability of the Reinsurer shall cease with respect to losses occurring after such date.

Section 4 - RETENTION AND LIMIT

The Reinsurer will accept a fixed proportion of [up to 20%] of the Company's loss on the first $1,000,000 on behalf of the Company under each and every Policy subject to this Agreement, as follows: [4/1/02 to 2/28/03 15%, 3/1/03 to 2/29/04 20%].

Section 5 - REINSURANCE PREMIUM

The Reinsurer shall receive its proportionate share of the Gross Collected Premium received by the Company less all Return Premiums as respect Policies attaching during the Agreement Year.

Section 6 - CLAIMS FUND

The Company shall establish a Claims Fund account for each Agreement Year. The Claims Fund account shall be funded by receiving monthly transfers of Net Risk Premium from the Premium account. These transfers shall be in proportion to the split of risk between the Company and the Reinsurer. If Net Risk Premium is deficient in any month, the Company will notify the Reinsurer of such deficiency and the Reinsurer shall remit sufficient amount into the Claims Fund account in order to bring the Claims Fund to its agreed upon amount. The balance for this account shall be maintained at a level as determined by the Company.

Any interest earned and account charges incurred on this account shall be shared by the Company and the Reinsurer in proportion to their percentage of risk.

It is further agreed that in the event that the amount of Net Risk Premium in any given accounting period exceed the requirements of the Claims Fund account, such excess shall be forwarded by the Company to the Reinsurer according to the terms of this Agreement.

Section 7 - CEDING ALLOWANCE

Shall be as agreed to by the Reinsurer and the Company. The ceding allowance includes provision for all dividends, commissions and taxes and all other expenses of whatever nature, except loss adjustment expenses.

EXHIBIT B

Attached to and made a part of
Agreement of Reinsurance
(the "Agreement")

_____

Section 1 - BUSINESS SUBJECT TO THIS EXHIBIT

This Exhibit shall solely apply to the Company's liability in connection with business directly produced by Cap Risk LLC.

Section 2 - DEFINITIONS

Except as otherwise defined in this Exhibit, defined terms used herein shall have the meanings ascribed thereto in the Agreement.

The term "Agreement Year" shall mean such period as the parties may from time to time determine; provided the first Agreement Year under this Agreement shall be the period from April 1, 2002 through March 31, 2003.

Section 3 - COMMENCEMENT AND TERMINATION

This Exhibit shall apply to Policies issued or renewed by the Company or its representative at or after 12:01 A.M. Eastern Standard Time on April 1, 2002, and remain in force until December 31, 2014, but the Reinsurer shall have the right to terminate this Exhibit as of the end of any Agreement Year thereafter by giving at least 90 days written notice by certified or registered mail.

In the event either party terminates this Exhibit in accordance with the paragraph above, the Reinsurer shall participate in all Policies ceded within the terms of this Exhibit, including those written or renewed by the Company after receipt of notice of cancellation but prior to termination, and shall remain liable for all cessions in force at termination of this Exhibit. However, the liability of the Reinsurer shall cease with respect to losses occurring subsequent to the first anniversary, natural expiration or cancellation of each Policy ceded, but not to extend beyond twelve months after such termination.

If any Policy issued by the Company and covered by this Exhibit is terminated, the reinsurance shall also be terminated with respect to such Policy, subject, however, to any liability of the Company under the terminated Policy not to extend beyond the contractual obligations of such Policy.

In the event of non-payment of Reinsurance Premiums due under this Exhibit, the Reinsurer shall have the right to terminate reinsurance under this Exhibit. If the Reinsurer elects to exercise its right of termination under such conditions, i.e., for nonpayment of premiums only, the Reinsurer shall give the Company 30 days' prior written notice by certified or registered mail of its intention to terminate such reinsurance. If all Reinsurance Premiums in arrears, including any which may become due during the 30 day period are not received by the Reinsurer before the expiration of such period, this Exhibit will be considered terminated on the date for which premiums were last paid, and the liability of the Reinsurer shall cease with respect to losses occurring after such date.

Section 4 - RETENTION AND LIMIT

The Reinsurer will accept a fixed proportion of [up to 30%] of the Company's loss on the first $1,000,000 on behalf of the Company under each and every Policy subject to this Agreement, as follows: [4/1/02 to 3/31/03 10%, 4/1/03 to 12/31/06 15%].

Section 5 - REINSURANCE PREMIUM

The Reinsurer shall receive its proportionate share of the Gross Collected Premium received by the Company less all Return Premiums as respect Policies attaching during the Agreement Year.

Section 6 - CLAIMS FUND

The Company shall establish a Claims Fund account for each Agreement Year. The Claims Fund account shall be funded by receiving monthly transfers of Net Risk Premium from the Premium account. These transfers shall be in proportion to the split of risk between the Company and the Reinsurer. If Net Risk Premium is deficient in any month, the Company will notify the Reinsurer of such deficiency and the Reinsurer shall remit sufficient amount into the Claims Fund account in order to bring the Claims Fund to its agreed upon amount. The balance for this account shall be maintained at a level as determined by the Company.

Any interest earned and account charges incurred on this account shall be shared by the Company and the Reinsurer in proportion to their percentage of risk.

It is further agreed that in the event that the amount of Net Risk Premium in any given accounting period exceed the requirements of the Claims Fund account, such excess shall be forwarded by the Company to the Reinsurer according to the terms of this Agreement.

Section 7 - CEDING ALLOWANCE

Shall be as agreed to by the Reinsurer and the Company. The ceding allowance includes provision for all dividends, commissions and taxes and all other expenses of whatever nature, except loss adjustment expenses.

EXHIBIT C

Attached to and made a part of
Agreement of Reinsurance
(the "Agreement")

_____

Section 1 - BUSINESS SUBJECT TO THIS EXHIBIT

This Exhibit shall solely apply to the Company's liability in connection with business directly produced by Coastal Reinsurance Management LLC.

Section 2 - DEFINITIONS

Except as otherwise defined in this Exhibit, defined terms used herein shall have the meanings ascribed thereto in the Agreement.

The term "Agreement Year" shall mean such period as the parties may from time to time determine; provided the first Agreement Year under this Agreement shall be the period from June 1, 2002 through May 31, 2003.

Section 3 - COMMENCEMENT AND TERMINATION

This Exhibit shall apply to Policies issued or renewed by the Company or its representative at or after 12:01 A.M. Eastern Standard Time on June 1, 2002, and remain in force until December 31, 2014, but the Reinsurer shall have the right to terminate this Exhibit as of the end of any Agreement Year thereafter by giving at least 90 days written notice by certified or registered mail.

In the event either party terminates this Exhibit in accordance with the paragraph above, the Reinsurer shall participate in all Policies ceded within the terms of this Exhibit, including those written or renewed by the Company after receipt of notice of cancellation but prior to termination, and shall remain liable for all cessions in force at termination of this Exhibit. However, the liability of the Reinsurer shall cease with respect to losses occurring subsequent to the first anniversary, natural expiration or cancellation of each Policy ceded, but not to extend beyond twelve months after such termination.

If any Policy issued by the Company and covered by this Exhibit is terminated, the reinsurance shall also be terminated with respect to such Policy, subject, however, to any liability of the Company under the terminated Policy not to extend beyond the contractual obligations of such Policy.

In the event of non-payment of Reinsurance Premiums due under this Exhibit, the Reinsurer shall have the right to terminate reinsurance under this Exhibit. If the Reinsurer elects to exercise its right of termination under such conditions, i.e., for nonpayment of premiums only, the Reinsurer shall give the Company 30 days' prior written notice by certified or registered mail of its intention to terminate such reinsurance. If all Reinsurance Premiums in arrears, including any which may become due during the 30 day period are not received by the Reinsurer before the expiration of such period, this Exhibit will be considered terminated on the date for which premiums were last paid, and the liability of the Reinsurer shall cease with respect to losses occurring after such date.

Section 4 - RETENTION AND LIMIT

The Reinsurer will accept a fixed proportion of [up to 30%] of the Company's loss on the first $1,000,000 on behalf of the Company under each and every Policy subject to this Agreement, as follows: [6/1/02 to 12/31/04 15%, 1/1/05 to 12/31/05 20%].

Section 5 - REINSURANCE PREMIUM

The Reinsurer shall receive its proportionate share of the Gross Collected Premium received by the Company less all Return Premiums as respect Policies attaching during the Agreement Year.

Section 6 - CLAIMS FUND

The Company shall establish a Claims Fund account for each Agreement Year. The Claims Fund account shall be funded by receiving monthly transfers of Net Risk Premium from the Premium account. These transfers shall be in proportion to the split of risk between the Company and the Reinsurer. If Net Risk Premium is deficient in any month, the Company will notify the Reinsurer of such deficiency and the Reinsurer shall remit sufficient amount into the Claims Fund account in order to bring the Claims Fund to its agreed upon amount. The balance for this account shall be maintained at a level as determined by the Company.

Any interest earned and account charges incurred on this account shall be shared by the Company and the Reinsurer in proportion to their percentage of risk.

It is further agreed that in the event that the amount of Net Risk Premium in any given accounting period exceed the requirements of the Claims Fund account, such excess shall be forwarded by the Company to the Reinsurer according to the terms of this Agreement.

Section 7 - CEDING ALLOWANCE

Shall be as agreed to by the Reinsurer and the Company. The ceding allowance includes provision for all dividends, commissions and taxes and all other expenses of whatever nature, except loss adjustment expenses.

EXHIBIT D

Attached to and made a part of
Agreement of Reinsurance
(the "Agreement")

_____

Section 1 - BUSINESS SUBJECT TO THIS EXHIBIT

This Exhibit shall solely apply to the Company's liability in connection with business directly produced by Delta Risk Management, LLC.

Section 2 - DEFINITIONS

Except as otherwise defined in this Exhibit, defined terms used herein shall have the meanings ascribed thereto in the Agreement.

The term "Agreement Year" shall mean such period as the parties may from time to time determine; provided the first Agreement Year under this Agreement shall be the period from January 1, 2004 through December 31, 2004.

Section 3 - COMMENCEMENT AND TERMINATION

This Exhibit shall apply to Policies issued or renewed by the Company or its representative at or after 12:01 A.M. Eastern Standard Time on January 1, 2004, and remain in force until December 31, 2014, but the Reinsurer shall have the right to terminate this Exhibit as of the end of any Agreement Year thereafter by giving at least 90 days written notice by certified or registered mail.

In the event either party terminates this Exhibit in accordance with the paragraph above, the Reinsurer shall participate in all Policies ceded within the terms of this Exhibit, including those written or renewed by the Company after receipt of notice of cancellation but prior to termination, and shall remain liable for all cessions in force at termination of this Exhibit. However, the liability of the Reinsurer shall cease with respect to losses occurring subsequent to the first anniversary, natural expiration or cancellation of each Policy ceded, but not to extend beyond twelve months after such termination.

If any Policy issued by the Company and covered by this Exhibit is terminated, the reinsurance shall also be terminated with respect to such Policy, subject, however, to any liability of the Company under the terminated Policy not to extend beyond the contractual obligations of such Policy.

In the event of non-payment of Reinsurance Premiums due under this Exhibit, the Reinsurer shall have the right to terminate reinsurance under this Exhibit. If the Reinsurer elects to exercise its right of termination under such conditions, i.e., for nonpayment of premiums only, the Reinsurer shall give the Company 30 days' prior written notice by certified or registered mail of its intention to terminate such reinsurance. If all Reinsurance Premiums in arrears, including any which may become due during the 30 day period are not received by the Reinsurer before the expiration of such period, this Exhibit will be considered terminated on the date for which premiums were last paid, and the liability of the Reinsurer shall cease with respect to losses occurring after such date.

Section 4 - RETENTION AND LIMIT

The Reinsurer will accept a fixed proportion of [up to 30%] of the Company's loss on the first $1,000,000 on behalf of the Company under each and every Policy subject to this Agreement, as follows: [1/1/04 to 12/31/04 15%, 1/1/05 to 12/31/05 25%].

Section 5 - REINSURANCE PREMIUM

The Reinsurer shall receive its proportionate share of the Gross Collected Premium received by the Company less all Return Premiums as respect Policies attaching during the Agreement Year.

Section 6 - CLAIMS FUND

The Company shall establish a Claims Fund account for each Agreement Year. The Claims Fund account shall be funded by receiving monthly transfers of Net Risk Premium from the Premium account. These transfers shall be in proportion to the split of risk between the Company and the Reinsurer. If Net Risk Premium is deficient in any month, the Company will notify the Reinsurer of such deficiency and the Reinsurer shall remit sufficient amount into the Claims Fund account in order to bring the Claims Fund to its agreed upon amount. The balance for this account shall be maintained at a level as determined by the Company.

Any interest earned and account charges incurred on this account shall be shared by the Company and the Reinsurer in proportion to their percentage of risk.

It is further agreed that in the event that the amount of Net Risk Premium in any given accounting period exceed the requirements of the Claims Fund account, such excess shall be forwarded by the Company to the Reinsurer according to the terms of this Agreement.

Section 7 - CEDING ALLOWANCE

Shall be as agreed to by the Reinsurer and the Company. The ceding allowance includes provision for all dividends, commissions and taxes and all other expenses of whatever nature, except loss adjustment expenses.

EXHIBIT E

**Attached to and made a part of
Agreement of Reinsurance
(the "Agreement")**

_____

Section 1 - BUSINESS SUBJECT TO THIS EXHIBIT

This Exhibit shall solely apply to the Company's liability in connection with business directly produced by US Underwriting Services LLC.

Section 2 - DEFINITIONS

Except as otherwise defined in this Exhibit, defined terms used herein shall have the meanings ascribed thereto in the Agreement.

The term "Agreement Year" shall mean such period as the parties may from time to time determine; provided the first Agreement Year under this Agreement shall be the period from January 1, 2004 through December 31, 2004.

Section 3 - COMMENCEMENT AND TERMINATION

This Exhibit shall apply to Policies issued or renewed by the Company or its representative at or after 12:01 A.M. Eastern Standard Time on January 1, 2004, and remain in force until December 31, 2014, but the Reinsurer shall have the right to terminate this Exhibit as of the end of any Agreement Year thereafter by giving at least 90 days written notice by certified or registered mail.

In the event either party terminates this Exhibit in accordance with the paragraph above, the Reinsurer shall participate in all Policies ceded within the terms of this Exhibit, including those written or renewed by the Company after receipt of notice of cancellation but prior to termination, and shall remain liable for all cessions in force at termination of this Exhibit. However, the liability of the Reinsurer shall cease with respect to losses occurring subsequent to the first anniversary, natural expiration or cancellation of each Policy ceded, but not to extend beyond twelve months after such termination.

If any Policy issued by the Company and covered by this Exhibit is terminated, the reinsurance shall also be terminated with respect to such Policy, subject, however, to any liability of the Company under the terminated Policy not to extend beyond the contractual obligations of such Policy.

In the event of non-payment of Reinsurance Premiums due under this Exhibit, the Reinsurer shall have the right to terminate reinsurance under this Exhibit. If the Reinsurer elects to exercise its right of termination under such conditions, i.e., for nonpayment of premiums only, the Reinsurer shall give the Company 30 days' prior written notice by certified or registered mail of its intention to terminate such reinsurance. If all Reinsurance Premiums in arrears, including any which may become due during the 30 day period are not received by the Reinsurer before the expiration of such period, this Exhibit will be considered terminated on the date for which premiums were last paid, and the liability of the Reinsurer shall cease with respect to losses occurring after such date.

Section 4 - RETENTION AND LIMIT

The Reinsurer will accept a fixed proportion of [up to 30%] of the Company's loss on the first $1,000,000 on behalf of the Company under each and every Policy subject to this Agreement, as follows: [1/1/04 to 12/31/04 15%, 1/1/05 to 12/31/05 25%].

Section 5 - REINSURANCE PREMIUM

The Reinsurer shall receive its proportionate share of the Gross Collected Premium received by the Company less all Return Premiums as respect Policies attaching during the Agreement Year.

Section 6 - CLAIMS FUND

The Company shall establish a Claims Fund account for each Agreement Year. The Claims Fund account shall be funded by receiving monthly transfers of Net Risk Premium from the Premium account. These transfers shall be in proportion to the split of risk between the Company and the Reinsurer. If Net Risk Premium is deficient in any month, the Company will notify the Reinsurer of such deficiency and the Reinsurer shall remit sufficient amount into the Claims Fund account in order to bring the Claims Fund to its agreed upon amount. The balance for this account shall be maintained at a level as determined by the Company.

Any interest earned and account charges incurred on this account shall be shared by the Company and the Reinsurer in proportion to their percentage of risk.

It is further agreed that in the event that the amount of Net Risk Premium in any given accounting period exceed the requirements of the Claims Fund account, such excess shall be forwarded by the Company to the Reinsurer according to the terms of this Agreement.

Section 7 - CEDING ALLOWANCE

Shall be as agreed to by the Reinsurer and the Company. The ceding allowance includes provision for all dividends, commissions and taxes and all other expenses of whatever nature, except loss adjustment expenses.

EXHIBIT F

Attached to and made a part of
Agreement of Reinsurance
(the "Agreement")

_____

Section 1 - BUSINESS SUBJECT TO THIS EXHIBIT

This Exhibit shall solely apply to the Company's liability in connection with business directly produced by ASG Risk Management, Inc.

Section 2 - DEFINITIONS

Except as otherwise defined in this Exhibit, defined terms used herein shall have the meanings ascribed thereto in the Agreement.

The term "Agreement Year" shall mean such period as the parties may from time to time determine; provided the first Agreement Year under this Agreement shall be the period from June 1, 2003 through May 31, 2004.

Section 3 - COMMENCEMENT AND TERMINATION

This Exhibit shall apply to Policies issued or renewed by the Company or its representative at or after 12:01 A.M. Eastern Standard Time on June 1, 2003, and remain in force until December 31, 2014, but the Reinsurer shall have the right to terminate this Exhibit as of the end of any Agreement Year thereafter by giving at least 90 days written notice by certified or registered mail.

In the event either party terminates this Exhibit in accordance with the paragraph above, the Reinsurer shall participate in all Policies ceded within the terms of this Exhibit, including those written or renewed by the Company after receipt of notice of cancellation but prior to termination, and shall remain liable for all cessions in force at termination of this Exhibit. However, the liability of the Reinsurer shall cease with respect to losses occurring subsequent to the first anniversary, natural expiration or cancellation of each Policy ceded, but not to extend beyond twelve months after such termination.

If any Policy issued by the Company and covered by this Exhibit is terminated, the reinsurance shall also be terminated with respect to such Policy, subject, however, to any liability of the Company under the terminated Policy not to extend beyond the contractual obligations of such Policy.

In the event of non-payment of Reinsurance Premiums due under this Exhibit, the Reinsurer shall have the right to terminate reinsurance under this Exhibit. If the Reinsurer elects to exercise its right of termination under such conditions, i.e., for nonpayment of premiums only, the Reinsurer shall give the Company 30 days' prior written notice by certified or registered mail of its intention to terminate such reinsurance. If all Reinsurance Premiums in arrears, including any which may become due during the 30 day period are not received by the Reinsurer before the expiration of such period, this Exhibit will be considered terminated on the date for which premiums were last paid, and the liability of the Reinsurer shall cease with respect to losses occurring after such date.

Section 4 - RETENTION AND LIMIT

The Reinsurer will accept a fixed proportion of [up to 30%] of the Company's loss on the first $1,000,000 on behalf of the Company under each and every Policy subject to this Agreement, as follows: [6/1/03 to 2/1/07 20%].

Section 5 - REINSURANCE PREMIUM

The Reinsurer shall receive its proportionate share of the Gross Collected Premium received by the Company less all Return Premiums as respect Policies attaching during the Agreement Year.

Section 6 - CLAIMS FUND

The Company shall establish a Claims Fund account for each Agreement Year. The Claims Fund account shall be funded by receiving monthly transfers of Net Risk Premium from the Premium account. These transfers shall be in proportion to the split of risk between the Company and the Reinsurer. If Net Risk Premium is deficient in any month, the Company will notify the Reinsurer of such deficiency and the Reinsurer shall remit sufficient amount into the Claims Fund account in order to bring the Claims Fund to its agreed upon amount. The balance for this account shall be maintained at a level as determined by the Company.

Any interest earned and account charges incurred on this account shall be shared by the Company and the Reinsurer in proportion to their percentage of risk.

It is further agreed that in the event that the amount of Net Risk Premium in any given accounting period exceed the requirements of the Claims Fund account, such excess shall be forwarded by the Company to the Reinsurer according to the terms of this Agreement.

Section 7 - CEDING ALLOWANCE

Shall be as agreed to by the Reinsurer and the Company. The ceding allowance includes provision for all dividends, commissions and taxes and all other expenses of whatever nature, except loss adjustment expenses.

EXHIBIT G

Attached to and made a part of
Agreement of Reinsurance
(the "Agreement")

_____

Section 1 - BUSINESS SUBJECT TO THIS EXHIBIT

This Exhibit shall solely apply to the Company's liability in connection with business directly produced by IC West Underwriting Services LLC.

Section 2 - DEFINITIONS

Except as otherwise defined in this Exhibit, defined terms used herein shall have the meanings ascribed thereto in the Agreement.

The term "Agreement Year" shall mean such period as the parties may from time to time determine; provided the first Agreement Year under this Agreement shall be the period from December 1, 2002 through November 30, 2003.

Section 3 - COMMENCEMENT AND TERMINATION

This Exhibit shall apply to Policies issued or renewed by the Company or its representative at or after 12:01 A.M. Eastern Standard Time on December 1, 2002, and remain in force until December 31, 2014, but the Reinsurer shall have the right to terminate this Exhibit as of the end of any Agreement Year thereafter by giving at least 90 days written notice by certified or registered mail.

In the event either party terminates this Exhibit in accordance with the paragraph above, the Reinsurer shall participate in all Policies ceded within the terms of this Exhibit, including those written or renewed by the Company after receipt of notice of cancellation but prior to termination, and shall remain liable for all cessions in force at termination of this Exhibit. However, the liability of the Reinsurer shall cease with respect to losses occurring subsequent to the first anniversary, natural expiration or cancellation of each Policy ceded, but not to extend beyond twelve months after such termination.

If any Policy issued by the Company and covered by this Exhibit is terminated, the reinsurance shall also be terminated with respect to such Policy, subject, however, to any liability of the Company under the terminated Policy not to extend beyond the contractual obligations of such Policy.

In the event of non-payment of Reinsurance Premiums due under this Exhibit, the Reinsurer shall have the right to terminate reinsurance under this Exhibit. If the Reinsurer elects to exercise its right of termination under such conditions, i.e., for nonpayment of premiums only, the Reinsurer shall give the Company 30 days' prior written notice by certified or registered mail of its intention to terminate such reinsurance. If all Reinsurance Premiums in arrears, including any which may become due during the 30 day period are not received by the Reinsurer before the expiration of such period, this Exhibit will be considered terminated on the date for which premiums were last paid, and the liability of the Reinsurer shall cease with respect to losses occurring after such date.

Section 4 - RETENTION AND LIMIT

The Reinsurer will accept a fixed proportion of [up to 20%] of the Company's loss on the first $1,000,000 on behalf of the Company under each and every Policy subject to this Agreement, as follows: [12/1/02 to 12/31/04 20%].

Section 5 - REINSURANCE PREMIUM

The Reinsurer shall receive its proportionate share of the Gross Collected Premium received by the Company less all Return Premiums as respect Policies attaching during the Agreement Year.

Section 6 - CLAIMS FUND

The Company shall establish a Claims Fund account for each Agreement Year. The Claims Fund account shall be funded by receiving monthly transfers of Net Risk Premium from the Premium account. These transfers shall be in proportion to the split of risk between the Company and the Reinsurer. If Net Risk Premium is deficient in any month, the Company will notify the Reinsurer of such deficiency and the Reinsurer shall remit sufficient amount into the Claims Fund account in order to bring the Claims Fund to its agreed upon amount. The balance for this account shall be maintained at a level as determined by the Company.

Any interest earned and account charges incurred on this account shall be shared by the Company and the Reinsurer in proportion to their percentage of risk.

It is further agreed that in the event that the amount of Net Risk Premium in any given accounting period exceed the requirements of the Claims Fund account, such excess shall be forwarded by the Company to the Reinsurer according to the terms of this Agreement.

Section 7 - CEDING ALLOWANCE

Shall be as agreed to by the Reinsurer and the Company. The ceding allowance includes provision for all dividends, commissions and taxes and all other expenses of whatever nature, except loss adjustment expenses.

EXHIBIT H

Attached to and made a part of
Agreement of Reinsurance
(the "Agreement")

_____

Section 1 - BUSINESS SUBJECT TO THIS EXHIBIT

This Exhibit shall solely apply to the Company's liability in connection with business directly produced by Majestic Underwriters, Inc.

Section 2 - DEFINITIONS

Except as otherwise defined in this Exhibit, defined terms used herein shall have the meanings ascribed thereto in the Agreement.

The term "Agreement Year" shall mean such period as the parties may from time to time determine; provided the first Agreement Year under this Agreement shall be the period from March 1, 2003 through June 30, 2004.

Section 3 - COMMENCEMENT AND TERMINATION

This Exhibit shall apply to Policies issued or renewed by the Company or its representative at or after 12:01 A.M. Eastern Standard Time on March 1, 2003, and remain in force until December 31, 2014, but the Reinsurer shall have the right to terminate this Exhibit as of the end of any Agreement Year thereafter by giving at least 90 days written notice by certified or registered mail.

In the event either party terminates this Exhibit in accordance with the paragraph above, the Reinsurer shall participate in all Policies ceded within the terms of this Exhibit, including those written or renewed by the Company after receipt of notice of cancellation but prior to termination, and shall remain liable for all cessions in force at termination of this Exhibit. However, the liability of the Reinsurer shall cease with respect to losses occurring subsequent to the first anniversary, natural expiration or cancellation of each Policy ceded, but not to extend beyond twelve months after such termination.

If any Policy issued by the Company and covered by this Exhibit is terminated, the reinsurance shall also be terminated with respect to such Policy, subject, however, to any liability of the Company under the terminated Policy not to extend beyond the contractual obligations of such Policy.

In the event of non-payment of Reinsurance Premiums due under this Exhibit, the Reinsurer shall have the right to terminate reinsurance under this Exhibit. If the Reinsurer elects to exercise its right of termination under such conditions, i.e., for nonpayment of premiums only, the Reinsurer shall give the Company 30 days' prior written notice by certified or registered mail of its intention to terminate such reinsurance. If all Reinsurance Premiums in arrears, including any which may become due during the 30 day period are not received by the Reinsurer before the expiration of such period, this Exhibit will be considered terminated on the date for which premiums were last paid, and the liability of the Reinsurer shall cease with respect to losses occurring after such date.

Section 4 - RETENTION AND LIMIT

The Reinsurer will accept a fixed proportion of [up to 30%] of the Company's loss on the first $1,000,000 on behalf of the Company under each and every Policy subject to this Agreement, as follows: [3/1/03 to 6/30/04 15%, 7/1/04 to 12/31/11 20%; for business produced by Life Investors Insurance Company/Western Reserve. Life Ins. Co. the proportion shall be 25%, effective 7/1/05 to 12/31/11. For business produced by the Company the proportion shall be 20%, effective 1/1/08 to 12/31/11].

Section 5 - REINSURANCE PREMIUM

The Reinsurer shall receive its proportionate share of the Gross Collected Premium received by the Company less all Return Premiums as respect Policies attaching during the Agreement Year.

Section 6 - CLAIMS FUND

The Company shall establish a Claims Fund account for each Agreement Year. The Claims Fund account shall be funded by receiving monthly transfers of Net Risk Premium from the Premium account. These transfers shall be in proportion to the split of risk between the Company and the Reinsurer. If Net Risk Premium is deficient in any month, the Company will notify the Reinsurer of such deficiency and the Reinsurer shall remit sufficient amount into the Claims Fund account in order to bring the Claims Fund to its agreed upon amount. The balance for this account shall be maintained at a level as determined by the Company.

Any interest earned and account charges incurred on this account shall be shared by the Company and the Reinsurer in proportion to their percentage of risk.

It is further agreed that in the event that the amount of Net Risk Premium in any given accounting period exceed the requirements of the Claims Fund account, such excess shall be forwarded by the Company to the Reinsurer according to the terms of this Agreement.

Section 7 - CEDING ALLOWANCE

Shall be as agreed to by the Reinsurer and the Company. The ceding allowance includes provision for all dividends, commissions and taxes and all other expenses of whatever nature, except loss adjustment expenses.

EXHIBIT I

Attached to and made a part of
Agreement of Reinsurance
(the "Agreement")
_____

Section 1 - BUSINESS SUBJECT TO THIS EXHIBIT

This Exhibit shall solely apply to the Company's liability in connection with business directly produced by IHC Risk Solutions, LLC as successor to Voorhees Risk Management LLC d.b.a. Marlton Risk Group ("Voorhees").

Section 2 - DEFINITIONS

Except as otherwise defined in this Exhibit, defined terms used herein shall have the meanings ascribed thereto in the Agreement.

The term "Agreement Year" shall mean such period as the parties may from time to time determine; provided the first Agreement Year under this Agreement shall be the period from September 1, 2003 through December 31, 2004.

Section 3 - COMMENCEMENT AND TERMINATION

This Exhibit shall apply to business directly produced by Voorhees at or after 12:01 A.M. Eastern Standard Time on September 1, 2003, and remain in force until December 31, 2014, but the Reinsurer shall have the right to terminate this Exhibit as of the end of any Agreement Year thereafter by giving at least 90 days written notice by certified or registered mail.

In the event either party terminates this Exhibit in accordance with the paragraph above, the Reinsurer shall participate in all Policies ceded within the terms of this Exhibit, including those written or renewed after receipt of notice of cancellation but prior to termination, and shall remain liable for all cessions in force at termination of this Exhibit. However, the liability shall cease with respect to losses occurring subsequent to the first anniversary, natural expiration or cancellation of each Policy ceded, but not to extend beyond twelve months after such termination.

If any Policy covered by this Exhibit is terminated, the reinsurance shall also be terminated with respect to such Policy, subject, however, to any liability under the terminated Policy not to extend beyond the contractual obligations of such Policy.

In the event of non-payment of Reinsurance Premiums due under this Exhibit, the Reinsurer shall have the right to terminate reinsurance under this Exhibit. If the Reinsurer elects to exercise its right of termination under such conditions, i.e., for nonpayment of premiums only, the Reinsurer shall give the Company 30 days' prior written notice by certified or registered mail of its intention to terminate such reinsurance. If all Reinsurance Premiums in arrears, including any which may become due during the 30 day period are not received by the Reinsurer before the expiration of such period, this Exhibit will be considered terminated on the date for which premiums were last paid, and the liability of the Reinsurer shall cease with respect to losses occurring after such date.

Section 4 - RETENTION AND LIMIT

The Reinsurer will accept a fixed proportion of [up to 30%] of the Company's loss on the first $1,000,000 on behalf of the Company under each and every Policy subject to this Agreement, as follows: [1/1/04 to 12/31/12 30%, except for business produced by Peoples Benefit Life Insurance Company/Monumental Life Insurance Company, which proportion shall be 25% effective 9/1/03 to 12/31/11; business produced by Fidelity Security Life Insurance Company, which proportion shall be 20% effective 9/1/03 to 12/31/11].

Section 5 - REINSURANCE PREMIUM

The Reinsurer shall receive its proportionate share of the Gross Collected Premium received by the Company less all Return Premiums as respect Policies attaching during the Agreement Year.

Section 6 - CLAIMS FUND

The Company shall establish a Claims Fund account for each Agreement Year. The Claims Fund account shall be funded by receiving monthly transfers of Net Risk Premium from the Premium account. These transfers shall be in proportion to the split of risk between the Company and the Reinsurer. If Net Risk Premium is deficient in any month, the Company will notify the Reinsurer of such deficiency and the Reinsurer shall remit sufficient amount into the Claims Fund account in order to bring the Claims Fund to its agreed upon amount. The balance for this account shall be maintained at a level as determined by the Company.

Any interest earned and account charges incurred on this account shall be shared by the Company and the Reinsurer in proportion to their percentage of risk.

It is further agreed that in the event that the amount of Net Risk Premium in any given accounting period exceed the requirements of the Claims Fund account, such excess shall be forwarded by the Company to the Reinsurer according to the terms of this Agreement.

Section 7 - CEDING ALLOWANCE
Shall be as agreed to by the Reinsurer and the Company. The ceding allowance includes provision for all dividends, commissions and taxes and all other expenses of whatever nature, except loss adjustment expenses.

EXHIBIT J

Attached to and made a part of
Agreement of Reinsurance
(the "Agreement")

_____

Section 1 - BUSINESS SUBJECT TO THIS EXHIBIT

This Exhibit shall solely apply to the Company's liability in connection with business directly produced by IndependenceCare Underwriting Services – Southwest LLC.

Section 2 - DEFINITIONS

Except as otherwise defined in this Exhibit, defined terms used herein shall have the meanings ascribed thereto in the Agreement.

The term "Agreement Year" shall mean such period as the parties may from time to time determine; provided the first Agreement Year under this Agreement shall be the period from January 1, 2004 through December 31, 2004.

Section 3 - COMMENCEMENT AND TERMINATION

This Exhibit shall apply to Policies issued or renewed by the Company or its representative at or after 12:01 A.M. Eastern Standard Time on January 1, 2004, and remain in force until December 31, 2014, but the Reinsurer shall have the right to terminate this Exhibit as of the end of any Agreement Year thereafter by giving at least 90 days written notice by certified or registered mail.

In the event either party terminates this Exhibit in accordance with the paragraph above, the Reinsurer shall participate in all Policies ceded within the terms of this Exhibit, including those written or renewed by the Company after receipt of notice of cancellation but prior to termination, and shall remain liable for all cessions in force at termination of this Exhibit. However, the liability of the Reinsurer shall cease with respect to losses occurring subsequent to the first anniversary, natural expiration or cancellation of each Policy ceded, but not to extend beyond twelve months after such termination.

If any Policy issued by the Company and covered by this Exhibit is terminated, the reinsurance shall also be terminated with respect to such Policy, subject, however, to any liability of the Company under the terminated Policy not to extend beyond the contractual obligations of such Policy.

In the event of non-payment of Reinsurance Premiums due under this Exhibit, the Reinsurer shall have the right to terminate reinsurance under this Exhibit. If the Reinsurer elects to exercise its right of termination under such conditions, i.e., for nonpayment of premiums only, the Reinsurer shall give the Company 30 days' prior written notice by certified or registered mail of its intention to terminate such reinsurance. If all Reinsurance Premiums in arrears, including any which may become due during the 30 day period are not received by the Reinsurer before the expiration of such period, this Exhibit will be considered terminated on the date for which premiums were last paid, and the liability of the Reinsurer shall cease with respect to losses occurring after such date.

Section 4 - RETENTION AND LIMIT

The Reinsurer will accept a fixed proportion of [up to 30%] of the Company's loss on the first $1,000,000 on behalf of the Company under each and every Policy subject to this Agreement, as follows: [1/1/04 to 12/31/04 21%, 1/1/05 to 12/31/06 25%].

Section 5 - REINSURANCE PREMIUM

The Reinsurer shall receive its proportionate share of the Gross Collected Premium received by the Company less all Return Premiums as respect Policies attaching during the Agreement Year.

Section 6 - CLAIMS FUND

The Company shall establish a Claims Fund account for each Agreement Year. The Claims Fund account shall be funded by receiving monthly transfers of Net Risk Premium from the Premium account. These transfers shall be in proportion to the split of risk between the Company and the Reinsurer. If Net Risk Premium is deficient in any month, the Company will notify the Reinsurer of such deficiency and the Reinsurer shall remit sufficient amount into the Claims Fund account in order to bring the Claims Fund to its agreed upon amount. The balance for this account shall be maintained at a level as determined by the Company.

Any interest earned and account charges incurred on this account shall be shared by the Company and the Reinsurer in proportion to their percentage of risk.

It is further agreed that in the event that the amount of Net Risk Premium in any given accounting period exceed the requirements of the Claims Fund account, such excess shall be forwarded by the Company to the Reinsurer according to the terms of this Agreement.

Section 7 - CEDING ALLOWANCE

Shall be as agreed to by the Reinsurer and the Company. The ceding allowance includes provision for all dividends, commissions and taxes and all other expenses of whatever nature, except loss adjustment expenses.

EXHIBIT K

Attached to and made a part of
Agreement of Reinsurance
(the "Agreement")

Section 1 - BUSINESS SUBJECT TO THIS EXHIBIT

This Exhibit shall solely apply to the Company's liability in connection with business directly produced by IndependenceCare Underwriting Service – Minneapolis LLC.

Section 2 - DEFINITIONS

Except as otherwise defined in this Exhibit, defined terms used herein shall have the meanings ascribed thereto in the Agreement.

The term "Agreement Year" shall mean such period as the parties may from time to time determine; provided the first Agreement Year under this Agreement shall be the period from January 1, 2004 through December 31, 2004.

Section 3 - COMMENCEMENT AND TERMINATION

This Exhibit shall apply to Policies issued or renewed by the Company or its representative at or after 12:01 A.M. Eastern Standard Time on January 1, 2003, and remain in force until December 31, 2014, but the Reinsurer shall have the right to terminate this Exhibit as of the end of any Agreement Year thereafter by giving at least 90 days written notice by certified or registered mail.

In the event either party terminates this Exhibit in accordance with the paragraph above, the Reinsurer shall participate in all Policies ceded within the terms of this Exhibit, including those written or renewed by the Company after receipt of notice of cancellation but prior to termination, and shall remain liable for all cessions in force at termination of this Exhibit. However, the liability of the Reinsurer shall cease with respect to losses occurring subsequent to the first anniversary, natural expiration or cancellation of each Policy ceded, but not to extend beyond twelve months after such termination.

If any Policy issued by the Company and covered by this Exhibit is terminated, the reinsurance shall also be terminated with respect to such Policy, subject, however, to any liability of the Company under the terminated Policy not to extend beyond the contractual obligations of such Policy.

In the event of non-payment of Reinsurance Premiums due under this Exhibit, the Reinsurer shall have the right to terminate reinsurance under this Exhibit. If the Reinsurer elects to exercise its right of termination under such conditions, i.e., for nonpayment of premiums only, the Reinsurer shall give the Company 30 days' prior written notice by certified or registered mail of its intention to terminate such reinsurance. If all Reinsurance Premiums in arrears, including any which may become due during the 30 day period are not received by the Reinsurer before the expiration of such period, this Exhibit will be considered terminated on the date for which premiums were last paid, and the liability of the Reinsurer shall cease with respect to losses occurring after such date.

Section 4 - RETENTION AND LIMIT

The Reinsurer will accept a fixed proportion of [up to 30%] of the Company's loss on the first $1,000,000 on behalf of the Company under each and every Policy subject to this Agreement, as follows: [1/1/04 to 12/31/04 21%, 1/1/05 to 12/31/07 25%, 1/1/08 to 12/31/09 30%].

Section 5 - REINSURANCE PREMIUM

The Reinsurer shall receive its proportionate share of the Gross Collected Premium received by the Company less all Return Premiums as respect Policies attaching during the Agreement Year.

Section 6 - CLAIMS FUND

The Company shall establish a Claims Fund account for each Agreement Year. The Claims Fund account shall be funded by receiving monthly transfers of Net Risk Premium from the Premium account. These transfers shall be in proportion to the split of risk between the Company and the Reinsurer. If Net Risk Premium is deficient in any month, the Company will notify the Reinsurer of such deficiency and the Reinsurer shall remit sufficient amount into the Claims Fund account in order to bring the Claims Fund to its agreed upon amount. The balance for this account shall be maintained at a level as determined by the Company.

Any interest earned and account charges incurred on this account shall be shared by the Company and the Reinsurer in proportion to their percentage of risk.

It is further agreed that in the event that the amount of Net Risk Premium in any given accounting period exceed the requirements of the Claims Fund account, such excess shall be forwarded by the Company to the Reinsurer according to the terms of this Agreement.

Section 7 - CEDING ALLOWANCE

Shall be as agreed to by the Reinsurer and the Company. The ceding allowance includes provision for all dividends, commissions and taxes and all other expenses of whatever nature, except loss adjustment expenses.

EXHIBIT L

Attached to and made a part of
Agreement of Reinsurance
(the "Agreement")

_____

Section 1 - BUSINESS SUBJECT TO THIS EXHIBIT

This Exhibit shall solely apply to the Company's liability in connection with business directly produced by the Company.

Section 2 - DEFINITIONS

Except as otherwise defined in this Exhibit, defined terms used herein shall have the meanings ascribed thereto in the Agreement.

The term "Agreement Year" shall mean such period as the parties may from time to time determine; provided the first Agreement Year under this Agreement shall be the period from January 1, 2004 through December 31, 2004.

Section 3 - COMMENCEMENT AND TERMINATION

This Exhibit shall apply to Policies issued or renewed by the Company or its representative at or after 12:01 A.M. Eastern Standard Time on January 1, 2004, and remain in force until December 31, 2014, but the Reinsurer shall have the right to terminate this Exhibit as of the end of any Agreement Year thereafter by giving at least 90 days written notice by certified or registered mail.

In the event either party terminates this Exhibit in accordance with the paragraph above, the Reinsurer shall participate in all Policies ceded within the terms of this Exhibit, including those written or renewed by the Company after receipt of notice of cancellation but prior to termination, and shall remain liable for all cessions in force at termination of this Exhibit. However, the liability of the Reinsurer shall cease with respect to losses occurring subsequent to the first anniversary, natural expiration or cancellation of each Policy ceded, but not to extend beyond twelve months after such termination.

If any Policy issued by the Company and covered by this Exhibit is terminated, the reinsurance shall also be terminated with respect to such Policy, subject, however, to any liability of the Company under the terminated Policy not to extend beyond the contractual obligations of such Policy.

In the event of non-payment of Reinsurance Premiums due under this Exhibit, the Reinsurer shall have the right to terminate reinsurance under this Exhibit. If the Reinsurer elects to exercise its right of termination under such conditions, i.e., for nonpayment of premiums only, the Reinsurer shall give the Company 30 days' prior written notice by certified or registered mail of its intention to terminate such reinsurance. If all Reinsurance Premiums in arrears, including any which may become due during the 30 day period are not received by the Reinsurer before the expiration of such period, this Exhibit will be considered terminated on the date for which premiums were last paid, and the liability of the Reinsurer shall cease with respect to losses occurring after such date.

Section 4 - RETENTION AND LIMIT

The Reinsurer will accept a fixed proportion of [up to 30%] of the Company's loss on the first $1,000,000 on behalf of the Company under each and every Policy subject to this Agreement, as follows: [1/1/04 to 12/31/04 25%, 1/1/05 to 12/31/07 25%].

Section 5 - REINSURANCE PREMIUM

The Reinsurer shall receive its proportionate share of the Gross Collected Premium received by the Company less all Return Premiums as respect Policies attaching during the Agreement Year.

Section 6 - CLAIMS FUND

The Company shall establish a Claims Fund account for each Agreement Year. The Claims Fund account shall be funded by receiving monthly transfers of Net Risk Premium from the Premium account. These transfers shall be in proportion to the split of risk between the Company and the Reinsurer. If Net Risk Premium is deficient in any month, the Company will notify the Reinsurer of such deficiency and the Reinsurer shall remit sufficient amount into the Claims Fund account in order to bring the Claims Fund to its agreed upon amount. The balance for this account shall be maintained at a level as determined by the Company.

Any interest earned and account charges incurred on this account shall be shared by the Company and the Reinsurer in proportion to their percentage of risk.

It is further agreed that in the event that the amount of Net Risk Premium in any given accounting period exceed the requirements of the Claims Fund account, such excess shall be forwarded by the Company to the Reinsurer according to the terms of this Agreement.

Section 7 - CEDING ALLOWANCE

Shall be as agreed to by the Reinsurer and the Company. The ceding allowance includes provision for all dividends, commissions and taxes and all other expenses of whatever nature, except loss adjustment expenses.

EXHIBIT M

**Attached to and made a part of
Agreement of Reinsurance
(the "Agreement")**

_____

Section 1 - BUSINESS SUBJECT TO THIS EXHIBIT

This Exhibit shall solely apply to the Company's liability in connection with business directly produced by the Excess Benefits, Inc.

Section 2 - DEFINITIONS

Except as otherwise defined in this Exhibit, defined terms used herein shall have the meanings ascribed thereto in the Agreement.

The term "Agreement Year" shall mean such period as the parties may from time to time determine; provided the first Agreement Year under this Agreement shall be the period from January 1, 2005 through December 31, 2005.

Section 3 - COMMENCEMENT AND TERMINATION

This Exhibit shall apply to Policies issued or renewed by the Company or its representative at or after 12:01 A.M. Eastern Standard Time on January 1, 2005, and remain in force until December 31, 2014, but the Reinsurer shall have the right to terminate this Exhibit as of the end of any Agreement Year thereafter by giving at least 90 days written notice by certified or registered mail.

In the event either party terminates this Exhibit in accordance with the paragraph above, the Reinsurer shall participate in all Policies ceded within the terms of this Exhibit, including those written or renewed by the Company after receipt of notice of cancellation but prior to termination, and shall remain liable for all cessions in force at termination of this Exhibit. However, the liability of the Reinsurer shall cease with respect to losses occurring subsequent to the first anniversary, natural expiration or cancellation of each Policy ceded, but not to extend beyond twelve months after such termination.

If any Policy issued by the Company and covered by this Exhibit is terminated, the reinsurance shall also be terminated with respect to such Policy, subject, however, to any liability of the Company under the terminated Policy not to extend beyond the contractual obligations of such Policy.

In the event of non-payment of Reinsurance Premiums due under this Exhibit, the Reinsurer shall have the right to terminate reinsurance under this Exhibit. If the Reinsurer elects to exercise its right of termination under such conditions, i.e., for nonpayment of premiums only, the Reinsurer shall give the Company 30 days' prior written notice by certified or registered mail of its intention to terminate such reinsurance. If all Reinsurance Premiums in arrears, including any which may become due during the 30 day period are not received by the Reinsurer before the expiration of such period, this Exhibit will be considered terminated on the date for which premiums were last paid, and the liability of the Reinsurer shall cease with respect to losses occurring after such date.

Section 4 - RETENTION AND LIMIT

The Reinsurer will accept a fixed proportion of [up to 30%] of the Company's loss on the first $1,000,000 on behalf of the Company under each and every Policy subject to this Agreement, as follows: [1/1/05 to 12/31/05 15%].

Section 5 - REINSURANCE PREMIUM

The Reinsurer shall receive its proportionate share of the Gross Collected Premium received by the Company less all Return Premiums as respect Policies attaching during the Agreement Year.

Section 6 - CLAIMS FUND

The Company shall establish a Claims Fund account for each Agreement Year. The Claims Fund account shall be funded by receiving monthly transfers of Net Risk Premium from the Premium account. These transfers shall be in proportion to the split of risk between the Company and the Reinsurer. If Net Risk Premium is deficient in any month, the Company will notify the Reinsurer of such deficiency and the Reinsurer shall remit sufficient amount into the Claims Fund account in order to bring the Claims Fund to its agreed upon amount. The balance for this account shall be maintained at a level as determined by the Company.

Any interest earned and account charges incurred on this account shall be shared by the Company and the Reinsurer in proportion to their percentage of risk.

It is further agreed that in the event that the amount of Net Risk Premium in any given accounting period exceed the requirements of the Claims Fund account, such excess shall be forwarded by the Company to the Reinsurer according to the terms of this Agreement.

Section 7 - CEDING ALLOWANCE

Shall be as agreed to by the Reinsurer and the Company. The ceding allowance includes provision for all dividends, commissions and taxes and all other expenses of whatever nature, except loss adjustment expenses.

EXHIBIT N

**Attached to and made a part of
Agreement of Reinsurance
(the "Agreement")**

_____

Section 1 - BUSINESS SUBJECT TO THIS EXHIBIT

This Exhibit shall solely apply to the Company's liability in connection with business directly produced by the IndependenceCare Underwriting Services – MidAtlantic, LLC.

Section 2 - DEFINITIONS

Except as otherwise defined in this Exhibit, defined terms used herein shall have the meanings ascribed thereto in the Agreement.

The term "Agreement Year" shall mean such period as the parties may from time to time determine; provided the first Agreement Year under this Agreement shall be the period from January 1, 2005 through December 31, 2005.

Section 3 - COMMENCEMENT AND TERMINATION

This Exhibit shall apply to Policies issued or renewed by the Company or its representative at or after 12:01 A.M. Eastern Standard Time on January 1, 2005, and remain in force until December 31, 2014, but the Reinsurer shall have the right to terminate this Exhibit as of the end of any Agreement Year thereafter by giving at least 90 days written notice by certified or registered mail.

In the event either party terminates this Exhibit in accordance with the paragraph above, the Reinsurer shall participate in all Policies ceded within the terms of this Exhibit, including those written or renewed by the Company after receipt of notice of cancellation but prior to termination, and shall remain liable for all cessions in force at termination of this Exhibit. However, the liability of the Reinsurer shall cease with respect to losses occurring subsequent to the first anniversary, natural expiration or cancellation of each Policy ceded, but not to extend beyond twelve months after such termination.

If any Policy issued by the Company and covered by this Exhibit is terminated, the reinsurance shall also be terminated with respect to such Policy, subject, however, to any liability of the Company under the terminated Policy not to extend beyond the contractual obligations of such Policy.

In the event of non-payment of Reinsurance Premiums due under this Exhibit, the Reinsurer shall have the right to terminate reinsurance under this Exhibit. If the Reinsurer elects to exercise its right of termination under such conditions, i.e., for nonpayment of premiums only, the Reinsurer shall give the Company 30 days' prior written notice by certified or registered mail of its intention to terminate such reinsurance. If all Reinsurance Premiums in arrears, including any which may become due during the 30 day period are not received by the Reinsurer before the expiration of such period, this Exhibit will be considered terminated on the date for which premiums were last paid, and the liability of the Reinsurer shall cease with respect to losses occurring after such date.

Section 4 - RETENTION AND LIMIT

The Reinsurer will accept a fixed proportion of [up to 30%] of the Company's loss on the first $1,000,000 on behalf of the Company under each and every Policy subject to this Agreement, as follows: [1/1/05 to 12/31/06 25%].

Section 5 - REINSURANCE PREMIUM

The Reinsurer shall receive its proportionate share of the Gross Collected Premium received by the Company less all Return Premiums as respect Policies attaching during the Agreement Year.

Section 6 - CLAIMS FUND

The Company shall establish a Claims Fund account for each Agreement Year. The Claims Fund account shall be funded by receiving monthly transfers of Net Risk Premium from the Premium account. These transfers shall be in proportion to the split of risk between the Company and the Reinsurer. If Net Risk Premium is deficient in any month, the Company will notify the Reinsurer of such deficiency and the Reinsurer shall remit sufficient amount into the Claims Fund account in order to bring the Claims Fund to its agreed upon amount. The balance for this account shall be maintained at a level as determined by the Company.

Any interest earned and account charges incurred on this account shall be shared by the Company and the Reinsurer in proportion to their percentage of risk.

It is further agreed that in the event that the amount of Net Risk Premium in any given accounting period exceed the requirements of the Claims Fund account, such excess shall be forwarded by the Company to the Reinsurer according to the terms of this Agreement.

Section 7 - CEDING ALLOWANCE

Shall be as agreed to by the Reinsurer and the Company. The ceding allowance includes provision for all dividends, commissions and taxes and all other expenses of whatever nature, except loss adjustment expenses.

EXHIBIT O

Attached to and made a part of
Agreement of Reinsurance
(the "Agreement")

_____

Section 1 - BUSINESS SUBJECT TO THIS EXHIBIT

This Exhibit shall solely apply to the Company's liability in connection with business directly produced by IHC Health Solutions, Inc. fka Insurers Administrative Corporation.

Section 2 - DEFINITIONS

Except as otherwise defined in this Exhibit, defined terms used herein shall have the meanings ascribed thereto in the Agreement.

(a)   The term "Agreement Year" shall mean such period as the parties may from time to time determine; provided the first Agreement Year under this Agreement shall be the period from January 1, 2005 through December 31, 2005.

(b)   The term "Policy" or "Policies" shall mean policies providing employer small group major medical benefits.

Section 3 - COMMENCEMENT AND TERMINATION

This Exhibit shall apply to Policies issued or renewed by the Company or its representative at or after 12:01 A.M. Eastern Standard Time on January 1, 2005, and remain in force until December 31, 2014, but the Reinsurer shall have the right to terminate this Exhibit as of the end of any Agreement Year thereafter by giving at least 90 days written notice by certified or registered mail.

In the event either party terminates this Exhibit in accordance with the paragraph above, the Reinsurer shall participate in all Policies ceded within the terms of this Exhibit, including those written or renewed by the Company after receipt of notice of cancellation but prior to termination, and shall remain liable for all cessions in force at termination of this Exhibit. However, the liability of the Reinsurer shall cease with respect to losses occurring subsequent to the first anniversary, natural expiration or cancellation of each Policy ceded, but not to extend beyond twelve months after such termination.

If any Policy issued by the Company and covered by this Exhibit is terminated, the reinsurance shall also be terminated with respect to such Policy, subject, however, to any liability of the

Company under the terminated Policy not to extend beyond the contractual obligations of such Policy.

In the event of non-payment of Reinsurance Premiums due under this Exhibit, the Reinsurer shall have the right to terminate reinsurance under this Exhibit. If the Reinsurer elects to exercise its right of termination under such conditions, i.e., for nonpayment of premiums only, the Reinsurer shall give the Company 30 days' prior written notice by certified or registered mail of its intention to terminate such reinsurance. If all Reinsurance Premiums in arrears, including any which may become due during the 30 day period are not received by the Reinsurer before the expiration of such period, this Exhibit will be considered terminated on the date for which premiums were last paid, and the liability of the Reinsurer shall cease with respect to losses occurring after such date.

Section 4 - RETENTION AND LIMIT

The Reinsurer will accept a fixed proportion of [up to 30%] of the Company's loss on the first $1,000,000 on behalf of the Company under each and every Policy subject to this Agreement, as follows: [1/1/05 to 12/31/12 10%].

Section 5 - REINSURANCE PREMIUM

The Reinsurer shall receive its proportionate share of the Gross Collected Premium received by the Company less all Return Premiums as respect Policies attaching during the Agreement Year.

Section 6 - CLAIMS FUND

The Company shall establish a Claims Fund account for each Agreement Year. The Claims Fund account shall be funded by receiving monthly transfers of Net Risk Premium from the Premium account. These transfers shall be in proportion to the split of risk between the Company and the Reinsurer. If Net Risk Premium is deficient in any month, the Company will notify the Reinsurer of such deficiency and the Reinsurer shall remit sufficient amount into the Claims Fund account in order to bring the Claims Fund to its agreed upon amount. The balance for this account shall be maintained at a level as determined by the Company.

Any interest earned and account charges incurred on this account shall be shared by the Company and the Reinsurer in proportion to their percentage of risk.

It is further agreed that in the event that the amount of Net Risk Premium in any given accounting period exceed the requirements of the Claims Fund account, such excess shall be forwarded by the Company to the Reinsurer according to the terms of this Agreement.

Section 7 - CEDING ALLOWANCE

Shall be as agreed to by the Reinsurer and the Company. The ceding allowance includes provision for all dividends, commissions and taxes and all other expenses of whatever nature, except loss adjustment expenses.

EXHIBIT P

Attached to and made a part of
Agreement of Reinsurance
(the "Agreement")

_____

Section 1 - BUSINESS SUBJECT TO THIS EXHIBIT

This Exhibit shall solely apply to the Company's liability in connection with business directly produced by Health Plan Administrators, Inc.

Section 2 - DEFINITIONS

Except as otherwise defined in this Exhibit, defined terms used herein shall have the meanings ascribed thereto in the Agreement.

(a)   The term "Agreement Year" shall mean such period as the parties may from time to time determine; provided the first Agreement Year under this Agreement shall be the period from March 1, 2005 through February 28, 2006.

(b)   The term "Policy" or "Policies" shall mean policies providing individual short term major medical benefits.

Section 3 - COMMENCEMENT AND TERMINATION

This Exhibit shall apply to Policies issued or renewed by the Company or its representative at or after 12:01 A.M. Eastern Standard Time on March 1, 2005, and remain in force until December 31, 2014, but the Reinsurer shall have the right to terminate this Exhibit as of the end of any Agreement Year thereafter by giving at least 90 days written notice by certified or registered mail.

In the event either party terminates this Exhibit in accordance with the paragraph above, the Reinsurer shall participate in all Policies ceded within the terms of this Exhibit, including those written or renewed by the Company after receipt of notice of cancellation but prior to termination, and shall remain liable for all cessions in force at termination of this Exhibit. However, the liability of the Reinsurer shall cease with respect to losses occurring subsequent to the first anniversary, natural expiration or cancellation of each Policy ceded, but not to extend beyond twelve months after such termination.

If any Policy issued by the Company and covered by this Exhibit is terminated, the reinsurance shall also be terminated with respect to such Policy, subject, however, to any liability of the

Company under the terminated Policy not to extend beyond the contractual obligations of such Policy.

In the event of non-payment of Reinsurance Premiums due under this Exhibit, the Reinsurer shall have the right to terminate reinsurance under this Exhibit. If the Reinsurer elects to exercise its right of termination under such conditions, i.e., for nonpayment of premiums only, the Reinsurer shall give the Company 30 days' prior written notice by certified or registered mail of its intention to terminate such reinsurance. If all Reinsurance Premiums in arrears, including any which may become due during the 30 day period are not received by the Reinsurer before the expiration of such period, this Exhibit will be considered terminated on the date for which premiums were last paid, and the liability of the Reinsurer shall cease with respect to losses occurring after such date.

Section 4 - RETENTION AND LIMIT

The Reinsurer will accept a fixed proportion of [up to 30%] of the Company's loss on the first $1,000,000 on behalf of the Company under each and every Policy subject to this Agreement, as follows: [3/1/05 to 2/29/12 10%].

Section 5 - REINSURANCE PREMIUM

The Reinsurer shall receive its proportionate share of the Gross Collected Premium received by the Company less all Return Premiums as respect Policies attaching during the Agreement Year.

Section 6 - CLAIMS FUND

The Company shall establish a Claims Fund account for each Agreement Year. The Claims Fund account shall be funded by receiving monthly transfers of Net Risk Premium from the Premium account. These transfers shall be in proportion to the split of risk between the Company and the Reinsurer. If Net Risk Premium is deficient in any month, the Company will notify the Reinsurer of such deficiency and the Reinsurer shall remit sufficient amount into the Claims Fund account in order to bring the Claims Fund to its agreed upon amount. The balance for this account shall be maintained at a level as determined by the Company.

Any interest earned and account charges incurred on this account shall be shared by the Company and the Reinsurer in proportion to their percentage of risk.

It is further agreed that in the event that the amount of Net Risk Premium in any given accounting period exceed the requirements of the Claims Fund account, such excess shall be forwarded by the Company to the Reinsurer according to the terms of this Agreement.

Section 7 - CEDING ALLOWANCE

Shall be as agreed to by the Reinsurer and the Company. The ceding allowance includes provision for all dividends, commissions and taxes and all other expenses of whatever nature, except loss adjustment expenses.

EXHIBIT Q

Attached to and made a part of
Agreement of Reinsurance
(the "Agreement")

_____

Section 1 - BUSINESS SUBJECT TO THIS EXHIBIT

This Exhibit shall solely apply to the Company's liability in connection with business directly produced by J. Allan Hall & Associates, Inc. Pursuant to the Novation Agreement between J. Allan Hall and Associates, Inc. and the Company and AJ Benefits, LLC, effective January 26, 2007, such business shall be produced by AJ Underwriters, LLC.

Section 2 - DEFINITIONS

Except as otherwise defined in this Exhibit, defined terms used herein shall have the meanings ascribed thereto in the Agreement.

The term "Agreement Year" shall mean such period as the parties may from time to time determine; provided the first Agreement Year under this Agreement shall be the period from July 1, 2005 through December 31, 2005.

Section 3 - COMMENCEMENT AND TERMINATION

This Exhibit shall apply to Policies issued or renewed by the Company or its representative at or after 12:01 A.M. Eastern Standard Time on July 1, 2005, and remain in force until December 31, 2014, but the Reinsurer shall have the right to terminate this Exhibit as of the end of any Agreement Year thereafter by giving at least 90 days written notice by certified or registered mail.

In the event either party terminates this Exhibit in accordance with the paragraph above, the Reinsurer shall participate in all Policies ceded within the terms of this Exhibit, including those written or renewed by the Company after receipt of notice of cancellation but prior to termination, and shall remain liable for all cessions in force at termination of this Exhibit. However, the liability of the Reinsurer shall cease with respect to losses occurring subsequent to the first anniversary, natural expiration or cancellation of each Policy ceded, but not to extend beyond twelve months after such termination.

If any Policy issued by the Company and covered by this Exhibit is terminated, the reinsurance shall also be terminated with respect to such Policy, subject, however, to any liability of the Company under the terminated Policy not to extend beyond the contractual obligations of such Policy.

In the event of non-payment of Reinsurance Premiums due under this Exhibit, the Reinsurer shall have the right to terminate reinsurance under this Exhibit. If the Reinsurer elects to exercise its right of termination under such conditions, i.e., for nonpayment of premiums only, the Reinsurer shall give the Company 30 days' prior written notice by certified or registered mail of its intention to terminate such reinsurance. If all Reinsurance Premiums in arrears, including any which may become due during the 30 day period are not received by the Reinsurer before the expiration of such period, this Exhibit will be considered terminated on the date for which premiums were last paid, and the liability of the Reinsurer shall cease with respect to losses occurring after such date.

Section 4 - RETENTION AND LIMIT

The Reinsurer will accept a fixed proportion of [up to 30%] of the Company's loss on the first $1,000,000 on behalf of the Company under each and every Policy subject to this Agreement, as follows: [7/1/05 to 12/31/11 15%].

Section 5 - REINSURANCE PREMIUM

The Reinsurer shall receive its proportionate share of the Gross Collected Premium received by the Company less all Return Premiums as respect Policies attaching during the Agreement Year.

Section 6 - CLAIMS FUND

The Company shall establish a Claims Fund account for each Agreement Year. The Claims Fund account shall be funded by receiving monthly transfers of Net Risk Premium from the Premium account. These transfers shall be in proportion to the split of risk between the Company and the Reinsurer. If Net Risk Premium is deficient in any month, the Company will notify the Reinsurer of such deficiency and the Reinsurer shall remit sufficient amount into the Claims Fund account in order to bring the Claims Fund to its agreed upon amount. The balance for this account shall be maintained at a level as determined by the Company.

Any interest earned and account charges incurred on this account shall be shared by the Company and the Reinsurer in proportion to their percentage of risk.

It is further agreed that in the event that the amount of Net Risk Premium in any given accounting period exceed the requirements of the Claims Fund account, such excess shall be forwarded by the Company to the Reinsurer according to the terms of this Agreement.

Section 7 - CEDING ALLOWANCE

Shall be as agreed to by the Reinsurer and the Company. The ceding allowance includes provision for all dividends, commissions and taxes and all other expenses of whatever nature, except loss adjustment expenses.

EXHIBIT R

Attached to and made a part of
Agreement of Reinsurance
(the "Agreement")

_____

Section 1 - BUSINESS SUBJECT TO THIS EXHIBIT

This Exhibit shall solely apply to the Company's liability in connection with business directly produced by National General Underwriters, Inc.

Section 2 - DEFINITIONS

Except as otherwise defined in this Exhibit, defined terms used herein shall have the meanings ascribed thereto in the Agreement.

The term "Agreement Year" shall mean such period as the parties may from time to time determine; provided the first Agreement Year under this Agreement shall be the period from February 1, 2006 through January 31, 2007.

Section 3 - COMMENCEMENT AND TERMINATION

This Exhibit shall apply to Policies issued or renewed by the Company or its representative at or after 12:01 A.M. Eastern Standard Time on February 1, 2006, and remain in force until January 31, 2014, but the Reinsurer shall have the right to terminate this Exhibit as of the end of any Agreement Year thereafter by giving at least 90 days written notice by certified or registered mail.

In the event either party terminates this Exhibit in accordance with the paragraph above, the Reinsurer shall participate in all Policies ceded within the terms of this Exhibit, including those written or renewed by the Company after receipt of notice of cancellation but prior to termination, and shall remain liable for all cessions in force at termination of this Exhibit. However, the liability of the Reinsurer shall cease with respect to losses occurring subsequent to the first anniversary, natural expiration or cancellation of each Policy ceded, but not to extend beyond twelve months after such termination.

If any Policy issued by the Company and covered by this Exhibit is terminated, the reinsurance shall also be terminated with respect to such Policy, subject, however, to any liability of the Company under the terminated Policy not to extend beyond the contractual obligations of such Policy.

In the event of non-payment of Reinsurance Premiums due under this Exhibit, the Reinsurer shall have the right to terminate reinsurance under this Exhibit. If the Reinsurer elects to exercise its right of termination under such conditions, i.e., for nonpayment of premiums only, the Reinsurer shall give the Company 30 days' prior written notice by certified or registered mail of its intention to terminate such reinsurance. If all Reinsurance Premiums in arrears, including any which may become due during the 30 day period are not received by the Reinsurer before the expiration of such period, this Exhibit will be considered terminated on the date for which premiums were last paid, and the liability of the Reinsurer shall cease with respect to losses occurring after such date.

Section 4 - RETENTION AND LIMIT

The Reinsurer will accept a fixed proportion of [up to 30%] of the Company's loss on the first $1,000,000 on behalf of the Company under each and every Policy subject to this Agreement, as follows: [2/1/06 to 1/31/08 15%].

Section 5 - REINSURANCE PREMIUM

The Reinsurer shall receive its proportionate share of the Gross Collected Premium received by the Company less all Return Premiums as respect Policies attaching during the Agreement Year.

Section 6 - CLAIMS FUND

The Company shall establish a Claims Fund account for each Agreement Year. The Claims Fund account shall be funded by receiving monthly transfers of Net Risk Premium from the Premium account. These transfers shall be in proportion to the split of risk between the Company and the Reinsurer. If Net Risk Premium is deficient in any month, the Company will notify the Reinsurer of such deficiency and the Reinsurer shall remit sufficient amount into the Claims Fund account in order to bring the Claims Fund to its agreed upon amount. The balance for this account shall be maintained at a level as determined by the Company.

Any interest earned and account charges incurred on this account shall be shared by the Company and the Reinsurer in proportion to their percentage of risk.

It is further agreed that in the event that the amount of Net Risk Premium in any given accounting period exceed the requirements of the Claims Fund account, such excess shall be forwarded by the Company to the Reinsurer according to the terms of this Agreement.

Section 7 - CEDING ALLOWANCE

Shall be as agreed to by the Reinsurer and the Company. The ceding allowance includes provision for all dividends, commissions and taxes and all other expenses of whatever nature, except loss adjustment expenses.

EXHIBIT S

Attached to and made a part of
Agreement of Reinsurance
(the "Agreement")

_____

Section 1 - BUSINESS SUBJECT TO THIS EXHIBIT

This Exhibit shall solely apply to the Company's liability in connection with business directly produced by Employers Direct Health, Inc.

Section 2 - DEFINITIONS

Except as otherwise defined in this Exhibit, defined terms used herein shall have the meanings ascribed thereto in the Agreement.

(a)   The term "Agreement Year" shall mean such period as the parties may from time to time determine; provided the first Agreement Year under this Agreement shall be the period from June 1, 2006 through December 31, 2006.

(b)   The term "Policy" or "Policies" shall mean policies providing group limited benefit medical benefits, aggregate and specific stop loss insurance, provider excess insurance, and any other contracts issued to managed care organizations.

Section 3 - COMMENCEMENT AND TERMINATION

This Exhibit shall apply to Policies issued or renewed by the Company or its representative at or after 12:01 A.M. Eastern Standard Time on June 1, 2006, and remain in force until December 31, 2014, but the Reinsurer shall have the right to terminate this Exhibit as of the end of any Agreement Year thereafter by giving at least 90 days written notice by certified or registered mail.

In the event either party terminates this Exhibit in accordance with the paragraph above, the Reinsurer shall participate in all Policies ceded within the terms of this Exhibit, including those written or renewed by the Company after receipt of notice of cancellation but prior to termination, and shall remain liable for all cessions in force at termination of this Exhibit. However, the liability of the Reinsurer shall cease with respect to losses occurring subsequent to the first anniversary, natural expiration or cancellation of each Policy ceded, but not to extend beyond twelve months after such termination.

If any Policy issued by the Company and covered by this Exhibit is terminated, the reinsurance shall also be terminated with respect to such Policy, subject, however, to any liability of the Company under the terminated Policy not to extend beyond the contractual obligations of such Policy.

In the event of non-payment of Reinsurance Premiums due under this Exhibit, the Reinsurer shall have the right to terminate reinsurance under this Exhibit. If the Reinsurer elects to exercise its right of termination under such conditions, i.e., for nonpayment of premiums only, the Reinsurer shall give the Company 30 days' prior written notice by certified or registered mail of its intention to terminate such reinsurance. If all Reinsurance Premiums in arrears, including any which may become due during the 30 day period are not received by the Reinsurer before the expiration of such period, this Exhibit will be considered terminated on the date for which premiums were last paid, and the liability of the Reinsurer shall cease with respect to losses occurring after such date.

Section 4 - RETENTION AND LIMIT

The Reinsurer will accept a fixed proportion of [up to 50%] of the Company's loss on the first $1,000,000 on behalf of the Company under each and every Policy subject to this Agreement, as follows: [6/1/06 to 12/31/12 50%].

Section 5 - REINSURANCE PREMIUM

The Reinsurer shall receive its proportionate share of the Gross Collected Premium received by the Company less all Return Premiums as respect Policies attaching during the Agreement Year.

Section 6 - CLAIMS FUND

The Company shall establish a Claims Fund account for each Agreement Year. The Claims Fund account shall be funded by receiving monthly transfers of Net Risk Premium from the Premium account. These transfers shall be in proportion to the split of risk between the Company and the Reinsurer. If Net Risk Premium is deficient in any month, the Company will notify the Reinsurer of such deficiency and the Reinsurer shall remit sufficient amount into the Claims Fund account in order to bring the Claims Fund to its agreed upon amount. The balance for this account shall be maintained at a level as determined by the Company.

Any interest earned and account charges incurred on this account shall be shared by the Company and the Reinsurer in proportion to their percentage of risk.

It is further agreed that in the event that the amount of Net Risk Premium in any given accounting period exceed the requirements of the Claims Fund account, such excess shall be forwarded by the Company to the Reinsurer according to the terms of this Agreement.

Section 7 - CEDING ALLOWANCE

Shall be as agreed to by the Reinsurer and the Company. The ceding allowance includes provision for all dividends, commissions and taxes and all other expenses of whatever nature, except loss adjustment expenses.

EXHIBIT T

Attached to and made a part of
Agreement of Reinsurance
(the "Agreement")

_____

Section 1 - BUSINESS SUBJECT TO THIS EXHIBIT

This Exhibit shall solely apply to the Company's liability in connection with business directly produced by JB Murphy Associates LLC.

Section 2 - DEFINITIONS

Except as otherwise defined in this Exhibit, defined terms used herein shall have the meanings ascribed thereto in the Agreement.

The term "Agreement Year" shall mean such period as the parties may from time to time determine; provided the first Agreement Year under this Agreement shall be the period from October 1, 2007 through December 31, 2007.

Section 3 - COMMENCEMENT AND TERMINATION

This Exhibit shall apply to Policies issued or renewed by the Company or its representative at or after 12:01 A.M. Eastern Standard Time on October 1, 2007, and remain in force until December 31, 2014, but the Reinsurer shall have the right to terminate this Exhibit as of the end of any Agreement Year thereafter by giving at least 90 days written notice by certified or registered mail.

In the event either party terminates this Exhibit in accordance with the paragraph above, the Reinsurer shall participate in all Policies ceded within the terms of this Exhibit, including those written or renewed by the Company after receipt of notice of cancellation but prior to termination, and shall remain liable for all cessions in force at termination of this Exhibit. However, the liability of the Reinsurer shall cease with respect to losses occurring subsequent to the first anniversary, natural expiration or cancellation of each Policy ceded, but not to extend beyond twelve months after such termination.

If any Policy issued by the Company and covered by this Exhibit is terminated, the reinsurance shall also be terminated with respect to such Policy, subject, however, to any liability of the Company under the terminated Policy not to extend beyond the contractual obligations of such Policy.

In the event of non-payment of Reinsurance Premiums due under this Exhibit, the Reinsurer shall have the right to terminate reinsurance under this Exhibit. If the Reinsurer elects to exercise its right of termination under such conditions, i.e., for nonpayment of premiums only, the Reinsurer shall give the Company 30 days' prior written notice by certified or registered mail of its intention to terminate such reinsurance. If all Reinsurance Premiums in arrears, including any which may become due during the 30 day period are not received by the Reinsurer before the expiration of such period, this Exhibit will be considered terminated on the date for which premiums were last paid, and the liability of the Reinsurer shall cease with respect to losses occurring after such date.

Section 4 - RETENTION AND LIMIT

The Reinsurer will accept a fixed proportion of [up to 30%] of the Company's loss on the first $1,000,000 on behalf of the Company under each and every Policy subject to this Agreement, as follows: [10/1/07 to 12/31/09 30%].

Section 5 - REINSURANCE PREMIUM

The Reinsurer shall receive its proportionate share of the Gross Collected Premium received by the Company less all Return Premiums as respect Policies attaching during the Agreement Year.

Section 6 - CLAIMS FUND

The Company shall establish a Claims Fund account for each Agreement Year. The Claims Fund account shall be funded by receiving monthly transfers of Net Risk Premium from the Premium account. These transfers shall be in proportion to the split of risk between the Company and the Reinsurer. If Net Risk Premium is deficient in any month, the Company will notify the Reinsurer of such deficiency and the Reinsurer shall remit sufficient amount into the Claims Fund account in order to bring the Claims Fund to its agreed upon amount. The balance for this account shall be maintained at a level as determined by the Company.

Any interest earned and account charges incurred on this account shall be shared by the Company and the Reinsurer in proportion to their percentage of risk.

It is further agreed that in the event that the amount of Net Risk Premium in any given accounting period exceed the requirements of the Claims Fund account, such excess shall be forwarded by the Company to the Reinsurer according to the terms of this Agreement.

Section 7 - CEDING ALLOWANCE

Shall be as agreed to by the Reinsurer and the Company. The ceding allowance includes provision for all dividends, commissions and taxes and all other expenses of whatever nature, except loss adjustment expenses.

EXHIBIT U

Attached to and made a part of
Agreement of Reinsurance
(the "Agreement")

_____

Section 1 - BUSINESS SUBJECT TO THIS EXHIBIT

This Exhibit shall solely apply to the Company's liability in connection with business directly produced by Risk Assessment Strategies, Inc.

Section 2 - DEFINITIONS

Except as otherwise defined in this Exhibit, defined terms used herein shall have the meanings ascribed thereto in the Agreement.

The term "Agreement Year" shall mean such period as the parties may from time to time determine; provided the first Agreement Year under this Agreement shall be the period from January 1, 2007 through December 31, 2007.

Section 3 - COMMENCEMENT AND TERMINATION

This Exhibit shall apply to Policies issued or renewed by the Company or its representative at or after 12:01 A.M. Eastern Standard Time on January 1, 2007, and remain in force until December 31, 2014, but the Reinsurer shall have the right to terminate this Exhibit as of the end of any Agreement Year thereafter by giving at least 90 days written notice by certified or registered mail.

In the event either party terminates this Exhibit in accordance with the paragraph above, the Reinsurer shall participate in all Policies ceded within the terms of this Exhibit, including those written or renewed by the Company after receipt of notice of cancellation but prior to termination, and shall remain liable for all cessions in force at termination of this Exhibit. However, the liability of the Reinsurer shall cease with respect to losses occurring subsequent to the first anniversary, natural expiration or cancellation of each Policy ceded, but not to extend beyond twelve months after such termination.

If any Policy issued by the Company and covered by this Exhibit is terminated, the reinsurance shall also be terminated with respect to such Policy, subject, however, to any liability of the Company under the terminated Policy not to extend beyond the contractual obligations of such Policy.

In the event of non-payment of Reinsurance Premiums due under this Exhibit, the Reinsurer shall have the right to terminate reinsurance under this Exhibit. If the Reinsurer elects to exercise its right of termination under such conditions, i.e., for nonpayment of premiums only, the Reinsurer shall give the Company 30 days' prior written notice by certified or registered mail of its intention to terminate such reinsurance. If all Reinsurance Premiums in arrears, including any which may become due during the 30 day period are not received by the Reinsurer before the expiration of such period, this Exhibit will be considered terminated on the date for which premiums were last paid, and the liability of the Reinsurer shall cease with respect to losses occurring after such date.

Section 4 - RETENTION AND LIMIT

The Reinsurer will accept a fixed proportion of [up to 30%] of the Company's loss on the first $1,000,000 on behalf of the Company under each and every Policy subject to this Agreement, as follows: [1/1/07 to 12/31/07 25%, 1/1/08 to 12/31/11 30%].

Section 5 - REINSURANCE PREMIUM

The Reinsurer shall receive its proportionate share of the Gross Collected Premium received by the Company less all Return Premiums as respect Policies attaching during the Agreement Year.

Section 6 - CLAIMS FUND

The Company shall establish a Claims Fund account for each Agreement Year. The Claims Fund account shall be funded by receiving monthly transfers of Net Risk Premium from the Premium account. These transfers shall be in proportion to the split of risk between the Company and the Reinsurer. If Net Risk Premium is deficient in any month, the Company will notify the Reinsurer of such deficiency and the Reinsurer shall remit sufficient amount into the Claims Fund account in order to bring the Claims Fund to its agreed upon amount. The balance for this account shall be maintained at a level as determined by the Company.

Any interest earned and account charges incurred on this account shall be shared by the Company and the Reinsurer in proportion to their percentage of risk.

It is further agreed that in the event that the amount of Net Risk Premium in any given accounting period exceed the requirements of the Claims Fund account, such excess shall be forwarded by the Company to the Reinsurer according to the terms of this Agreement.

Section 7 - CEDING ALLOWANCE

Shall be as agreed to by the Reinsurer and the Company. The ceding allowance includes provision for all dividends, commissions and taxes and all other expenses of whatever nature, except loss adjustment expenses.

EXHIBIT V

Attached to and made a part of
Agreement of Reinsurance
(the "Agreement")

_____

Section 1 - BUSINESS SUBJECT TO THIS EXHIBIT

This Exhibit shall solely apply to the Company's liability in connection with business directly produced by Alliance Underwriters, LLC.

Section 2 - DEFINITIONS

Except as otherwise defined in this Exhibit, defined terms used herein shall have the meanings ascribed thereto in the Agreement.

The term "Agreement Year" shall mean such period as the parties may from time to time determine; provided the first Agreement Year under this Agreement shall be the period from October 1, 2009 through December 31, 2010.

Section 3 - COMMENCEMENT AND TERMINATION

This Exhibit shall apply to Policies issued or renewed by the Company or its representative at or after 12:01 A.M. Eastern Standard Time on October 1, 2009, and remain in force until December 31, 2014, but the Reinsurer shall have the right to terminate this Exhibit as of the end of any Agreement Year thereafter by giving at least 90 days written notice by certified or registered mail.

In the event either party terminates this Exhibit in accordance with the paragraph above, the Reinsurer shall participate in all Policies ceded within the terms of this Exhibit, including those written or renewed by the Company after receipt of notice of cancellation but prior to termination, and shall remain liable for all cessions in force at termination of this Exhibit. However, the liability of the Reinsurer shall cease with respect to losses occurring subsequent to the first anniversary, natural expiration or cancellation of each Policy ceded, but not to extend beyond twelve months after such termination.

If any Policy issued by the Company and covered by this Exhibit is terminated, the reinsurance shall also be terminated with respect to such Policy, subject, however, to any liability of the Company under the terminated Policy not to extend beyond the contractual obligations of such Policy.

In the event of non-payment of Reinsurance Premiums due under this Exhibit, the Reinsurer shall have the right to terminate reinsurance under this Exhibit. If the Reinsurer elects to exercise its right of termination under such conditions, i.e., for nonpayment of premiums only, the Reinsurer shall give the Company 30 days' prior written notice by certified or registered mail of its intention to terminate such reinsurance. If all Reinsurance Premiums in arrears, including any which may become due during the 30 day period are not received by the Reinsurer before the expiration of such period, this Exhibit will be considered terminated on the date for which premiums were last paid, and the liability of the Reinsurer shall cease with respect to losses occurring after such date.

Section 4 - RETENTION AND LIMIT

The Reinsurer will accept a fixed proportion of [up to 30%] of the Company's loss on the first $1,000,000 on behalf of the Company under each and every Policy subject to this Agreement, as follows: [10/1/09 to 12/31/11 15%].

Section 5 - REINSURANCE PREMIUM

The Reinsurer shall receive its proportionate share of the Gross Collected Premium received by the Company less all Return Premiums as respect Policies attaching during the Agreement Year.

Section 6 - CLAIMS FUND

The Company shall establish a Claims Fund account for each Agreement Year. The Claims Fund account shall be funded by receiving monthly transfers of Net Risk Premium from the Premium account. These transfers shall be in proportion to the split of risk between the Company and the Reinsurer. If Net Risk Premium is deficient in any month, the Company will notify the Reinsurer of such deficiency and the Reinsurer shall remit sufficient amount into the Claims Fund account in order to bring the Claims Fund to its agreed upon amount. The balance for this account shall be maintained at a level as determined by the Company.

Any interest earned and account charges incurred on this account shall be shared by the Company and the Reinsurer in proportion to their percentage of risk.

It is further agreed that in the event that the amount of Net Risk Premium in any given accounting period exceed the requirements of the Claims Fund account, such excess shall be forwarded by the Company to the Reinsurer according to the terms of this Agreement.

Section 7 - CEDING ALLOWANCE

Shall be as agreed to by the Reinsurer and the Company. The ceding allowance includes provision for all dividends, commissions and taxes and all other expenses of whatever nature, except loss adjustment expenses.

EXHIBIT W

Attached to and made a part of
Agreement of Reinsurance
(the "Agreement")

_____

Section 1 - BUSINESS SUBJECT TO THIS EXHIBIT

This Exhibit shall solely apply to the Company's liability in connection with business directly produced by AJU Underwriters, LLC.

Section 2 - DEFINITIONS

Except as otherwise defined in this Exhibit, defined terms used herein shall have the meanings ascribed thereto in the Agreement.

The term "Agreement Year" shall mean such period as the parties may from time to time determine; provided the first Agreement Year under this Agreement shall be the period from September 1, 2011 through December 31, 2012.

Section 3 - COMMENCEMENT AND TERMINATION

This Exhibit shall apply to Policies issued or renewed by the Company or its representative at or after 12:01 A.M. Eastern Standard Time on September 1, 2011, and remain in force until December 31, 2014, but the Reinsurer shall have the right to terminate this Exhibit as of the end of any Agreement Year thereafter by giving at least 90 days written notice by certified or registered mail.

In the event either party terminates this Exhibit in accordance with the paragraph above, the Reinsurer shall participate in all Policies ceded within the terms of this Exhibit, including those written or renewed by the Company after receipt of notice of cancellation but prior to termination, and shall remain liable for all cessions in force at termination of this Exhibit. However, the liability of the Reinsurer shall cease with respect to losses occurring subsequent to the first anniversary, natural expiration or cancellation of each Policy ceded, but not to extend beyond twelve months after such termination.

If any Policy issued by the Company and covered by this Exhibit is terminated, the reinsurance shall also be terminated with respect to such Policy, subject, however, to any liability of the Company under the terminated Policy not to extend beyond the contractual obligations of such Policy.

In the event of non-payment of Reinsurance Premiums due under this Exhibit, the Reinsurer shall have the right to terminate reinsurance under this Exhibit. If the Reinsurer elects to exercise its right of termination under such conditions, i.e., for nonpayment of premiums only, the Reinsurer shall give the Company 30 days' prior written notice by certified or registered mail of its intention to terminate such reinsurance. If all Reinsurance Premiums in arrears, including any which may become due during the 30 day period are not received by the Reinsurer before the expiration of such period, this Exhibit will be considered terminated on the date for which premiums were last paid, and the liability of the Reinsurer shall cease with respect to losses occurring after such date.

Section 4 - RETENTION AND LIMIT

The Reinsurer will accept a fixed proportion of [up to 30%] of the Company's loss on the first $1,000,000 on behalf of the Company under each and every Policy subject to this Agreement, as follows: [9/1/11 to 12/31/12 30%].

Section 5 - REINSURANCE PREMIUM

The Reinsurer shall receive its proportionate share of the Gross Collected Premium received by the Company less all Return Premiums as respect Policies attaching during the Agreement Year.

Section 6 - CLAIMS FUND

The Company shall establish a Claims Fund account for each Agreement Year. The Claims Fund account shall be funded by receiving monthly transfers of Net Risk Premium from the Premium account. These transfers shall be in proportion to the split of risk between the Company and the Reinsurer. If Net Risk Premium is deficient in any month, the Company will notify the Reinsurer of such deficiency and the Reinsurer shall remit sufficient amount into the Claims Fund account in order to bring the Claims Fund to its agreed upon amount. The balance for this account shall be maintained at a level as determined by the Company.

Any interest earned and account charges incurred on this account shall be shared by the Company and the Reinsurer in proportion to their percentage of risk.

It is further agreed that in the event that the amount of Net Risk Premium in any given accounting period exceed the requirements of the Claims Fund account, such excess shall be forwarded by the Company to the Reinsurer according to the terms of this Agreement.

Section 7 - CEDING ALLOWANCE

Shall be as agreed to by the Reinsurer and the Company. The ceding allowance includes provision for all dividends, commissions and taxes and all other expenses of whatever nature, except loss adjustment expenses.

EXHIBIT X

**Attached to and made a part of
Agreement of Reinsurance
(the "Agreement")**

_____

Section 1 - BUSINESS SUBJECT TO THIS EXHIBIT

This Exhibit shall solely apply to the Company's liability in connection with business directly produced by FCE Benefit Administrators, Inc.

Section 2 - DEFINITIONS

Except as otherwise defined in this Exhibit, defined terms used herein shall have the meanings ascribed thereto in the Agreement.

(a)   The term "Agreement Year" shall mean such period as the parties may from time to time determine; provided the first Agreement Year under this Agreement shall be the period from January 1, 2012 through December 31, 2012.

(b)   The term "Policy" or "Policies" shall mean policies providing individual or group fully insured medical, health, or dental insurance policies.

Section 3 - COMMENCEMENT AND TERMINATION

This Exhibit shall apply to Policies issued or renewed by the Company or its representative at or after 12:01 A.M. Eastern Standard Time on September 1, 2011, and remain in force until December 31, 2014, but the Reinsurer shall have the right to terminate this Exhibit as of the end of any Agreement Year thereafter by giving at least 90 days written notice by certified or registered mail.

In the event either party terminates this Exhibit in accordance with the paragraph above, the Reinsurer shall participate in all Policies ceded within the terms of this Exhibit, including those written or renewed by the Company after receipt of notice of cancellation but prior to termination, and shall remain liable for all cessions in force at termination of this Exhibit. However, the liability of the Reinsurer shall cease with respect to losses occurring subsequent to the first anniversary, natural expiration or cancellation of each Policy ceded, but not to extend beyond twelve months after such termination.

If any Policy issued by the Company and covered by this Exhibit is terminated, the reinsurance shall also be terminated with respect to such Policy, subject, however, to any liability of the Company under the terminated Policy not to extend beyond the contractual obligations of such Policy.

In the event of non-payment of Reinsurance Premiums due under this Exhibit, the Reinsurer shall have the right to terminate reinsurance under this Exhibit. If the Reinsurer elects to exercise its right of termination under such conditions, i.e., for nonpayment of premiums only, the Reinsurer shall give the Company 30 days' prior written notice by certified or registered mail of its intention to terminate such reinsurance. If all Reinsurance Premiums in arrears, including any which may become due during the 30 day period are not received by the Reinsurer before the expiration of such period, this Exhibit will be considered terminated on the date for which premiums were last paid, and the liability of the Reinsurer shall cease with respect to losses occurring after such date.

Section 4 - RETENTION AND LIMIT

The Reinsurer will accept a fixed proportion of [up to 30%] of the Company's loss on the first $1,000,000 on behalf of the Company under each and every Policy subject to this Agreement, as follows: [1/1/12 to 12/31/12 10%].

Section 5 - REINSURANCE PREMIUM

The Reinsurer shall receive its proportionate share of the Gross Collected Premium received by the Company less all Return Premiums as respect Policies attaching during the Agreement Year.

Section 6 - CLAIMS FUND

The Company shall establish a Claims Fund account for each Agreement Year. The Claims Fund account shall be funded by receiving monthly transfers of Net Risk Premium from the Premium account. These transfers shall be in proportion to the split of risk between the Company and the Reinsurer. If Net Risk Premium is deficient in any month, the Company will notify the Reinsurer of such deficiency and the Reinsurer shall remit sufficient amount into the Claims Fund account in order to bring the Claims Fund to its agreed upon amount. The balance for this account shall be maintained at a level as determined by the Company.

Any interest earned and account charges incurred on this account shall be shared by the Company and the Reinsurer in proportion to their percentage of risk.

It is further agreed that in the event that the amount of Net Risk Premium in any given accounting period exceed the requirements of the Claims Fund account, such excess shall be forwarded by the Company to the Reinsurer according to the terms of this Agreement.

Section 7 - CEDING ALLOWANCE

Shall be as agreed to by the Reinsurer and the Company. The ceding allowance includes provision for all dividends, commissions and taxes and all other expenses of whatever nature, except loss adjustment expenses.

EXHIBIT Y

**Attached to and made a part of
Agreement of Reinsurance
(the "Agreement")**
_____

Section 1 - BUSINESS SUBJECT TO THIS EXHIBIT

This Exhibit shall solely apply to the Company's liability in connection with individual or group, fully insured or excess, medical, health, life, disability, limited medical, student accident, vision, or dental insurance policies ("Policies" and each a "Policy") either (i) issued by the Company or (ii) for which the Company is or becomes liable under one or more contracts of insurance or reinsurance.

Section 2 - DEFINITIONS

Except as otherwise defined in this Exhibit, defined terms used herein shall have the meanings ascribed thereto in the Agreement.

The term "Agreement Year" shall mean such period as the parties may from time to time determine; provided the first Agreement Year under this Agreement shall be the period from August 1, 2012 through July 31, 2013.

Section 3 - COMMENCEMENT AND TERMINATION

This Exhibit shall apply to Policies issued or renewed by the Company or its representative at or after 12:01 A.M. Eastern Standard Time on August 1, 2012, and remain in force until December 31, 2019, but the Reinsurer shall have the right to terminate this Exhibit as of the end of any Agreement Year hereafter by giving at least 90 days written notice by certified or registered mail.

In the event either party terminates this Exhibit in accordance with the paragraph above, the Reinsurer shall participate in all Policies ceded within the terms of this Exhibit, including those written or renewed by the Company after receipt of notice of cancellation but prior to termination, and shall remain liable for all cessions in force at termination of this Exhibit. However, the liability of the Reinsurer shall cease with respect to losses occurring subsequent to the first anniversary, natural expiration or cancellation of each Policy ceded, but not to extend beyond twelve months after such termination.

If any Policy issued by the Company and covered by this Exhibit is terminated, the reinsurance shall also be terminated with respect to such Policy, subject, however, to any liability of the Company under the terminated Policy not to extend beyond the contractual obligations of such Policy.

In the event of non-payment of Reinsurance Premiums due under this Exhibit, the Reinsurer shall have the right to terminate reinsurance under this Exhibit. If the Reinsurer elects to exercise its right of termination under such conditions, i.e., for nonpayment of premiums only, the Reinsurer shall give the Company 30 days' prior written notice by certified or registered mail of its intention to terminate such reinsurance. If all Reinsurance Premiums in arrears, including any which may become due during the 30 day period are not received by the Reinsurer before the expiration of such period, this Exhibit will be considered terminated on the date for which premiums were last paid, and the liability of the Reinsurer shall cease with respect to losses occurring after such date.

Section 4 - RETENTION AND LIMIT

The Reinsurer will accept a fixed proportion of up to 50% of the Company's loss on the first $1,250,000 on behalf of the Company under each and every Policy subject to this Exhibit, as follows:

A. Policies issued by the Company in respect of business produced by:

1. AJU Underwriters, LLC	[terminated 12/31/12]
2. IHC Risk Solutions, LLC	[30.0%]
3. IHC Health Solutions, Inc.	[10.0%]
4. IHC Administrative Services, Inc.	[10.0%]
5. Health Plan Administrators, Inc.	[10.0%]
6. Employers Direct Health, Inc.	[terminated 12/31/12]
7. FCE Benefit Administrators, Inc.	[10.0%]
8. Total Plan Services, Inc.	[00.0%]
9. GBG Administrative Services, Inc. or by any other mutually approved subsidiary of Global Benefits Group Inc. acting as administrator	[07.5%]
10. CAM Administrative Services, Inc.	[00.0%]
11. Self Insured Services Company	[00.0%]
12. Quad City Community Healthcare	[00.0%]
13. Cedar Valley Community Healthcare	[00.0%]
14. Eastern Iowa Community Healthcare	[00.0%]
15. Northern Iowa Community Healthcare	[00.0%]

B. Policies for which the Company is or becomes liable under one or more contracts of insurance or reinsurance, as follows:

1. Group and Association Medical Quota Share Reinsurance Agreement, dated effective July 1, 2009, by and among, *inter alia*, Companion Life Insurance Company and Madison National Life Insurance Company, Inc.in respect of liability arising out of policies underwritten by Total Plan Services,Inc. on behalf of Companion Life Insurance Company: [00.0%].

2. Reinsurance Contract for International Group Life Insurance, originally dated January 1, 2010, by and among, *inter alia,* GBG International Limited and Madison National Life Insurance Company, Inc. in respect of liability arising out of policies administered by GBG Insurance Limited: [07.5%]

3. International Expatriate Group and Individual Medical Quota Share Reinsurance Contract, dated January 1, 2010, by and among, *inter alia*, GBG Insurance LTD and Madison National Life Insurance Company, Inc. in respect of liability arising out of policies administered by Global Benefits Group Inc.: [07.5%]

Section 5 - REINSURANCE PREMIUM AND CEDING ALLOWANCE

Within sixty (60) days of the close of each month, the Company shall pay the Reinsurer a reinsurance premium equal to its proportionate share of the Gross Collected Premium received by the Company less all Return Premiums as respect Policies attaching during the Agreement Year and shall allow the Company a ceding commission allowance developed as follows:

Company fee: 5.0% of the Reinsurer's proportionate share of Gross Collected Premium

Manager/Administrator fee: 22% of the Reinsurer's proportionate share of Gross Collected Premium annual average

Producer fee: 22% of the Reinsurer's proportionate share of Gross Collected Premium annual average

Premium taxes and assessments: 2.75% of the Reinsurer's share of Gross Collected Premium

Section 6 - CLAIMS FUND

The Company shall establish a Claims Fund account for each Agreement Year. The Claims Fund account shall be funded by receiving monthly transfers of Net Risk Premium from the Premium account. These transfers shall be in proportion to the split of risk between the Company and the Reinsurer. If Net Risk Premium is deficient in any month, the Company will notify the Reinsurer of such deficiency and the Reinsurer shall remit sufficient amount into the Claims Fund account in order to bring the Claims Fund to its agreed upon amount. The balance for this account shall be maintained at a level as determined by the Company.

Any interest earned and account charges incurred on this account shall be shared by the Company and the Reinsurer in proportion to their percentage of risk.

It is further agreed that in the event that the amount of Net Risk Premium in any given accounting period exceed the requirements of the Claims Fund account, such excess shall be forwarded by the Company to the Reinsurer according to the terms of this Agreement.